Filed Pursuant to Rule 424(b)(5)
Registration No. 333-153274

PROSPECTUS SUPPLEMENT
(to Prospectus dated October 1, 2008)

5,800,000 Common Units
Representing Limited Partner Interests

Capital Product Partners L.P.

$8.85 per Common Unit

We are offering to sell 5,800,000 of our common units. We have granted the underwriters an option to purchase up to 870,000 additional common units to cover over-allotments, if any, exercisable at any time until 30 days after the date of this prospectus supplement.

Our common units are listed on The Nasdaq Global Market under the symbol “CPLP”. The closing sales price of our common units on The Nasdaq Global Market on February 22, 2010 was $9.44 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement and page 6 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Per Common Unit		Total
Public offering price	$8.85	$51,330,000
Underwriting discount	$0.43	$2,494,000
Proceeds to us (before expenses)	$8.42	$48,836,000

The underwriters expect to deliver the common units on or about February 26, 2010.

Joint Book-Running Managers

UBS Investment Bank	Citi

Senior Manager

Barclays Capital

Co-Managers

Oppenheimer & Co.	Stifel Nicolaus

The date of this prospectus supplement is February 23, 2010.

TABLE OF CONTENTS

Prospectus Supplement

Where you can find more information	S-1
Incorporation of documents by reference	S-1
Forward-looking statements	S-2
Summary	S-5
Risk factors	S-9
Use of proceeds	S-12
Capitalization	S-13
Price range of common units and distributions	S-14
Material U.S. federal income tax considerations	S-15
Underwriting	S-22
Legal matters	S-27
Experts	S-27
Expenses	S-28

Prospectus

Capital Product Partners L.P.	1
Where you can find more information	2
Forward-looking statements	4
Risk factors	6
Use of proceeds	31
Price range of common units	32
Description of the common units	33
Description of the subordinated units	35
Cash distributions	37
Material U.S. federal income tax considerations	40
Environmental and other regulations	48
Profit sharing arrangements	49
Selling unitholder	50
Plan of distribution	51
Service of process and enforcement of civil liabilities	53
Legal matters	53
Experts	53
Expenses	54

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the U.S. Securities and Exchange Commission (the “SEC”), that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

S-i

We are offering to sell the common units offered hereby, and are seeking offers to buy the common units offered hereby, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

S-ii

Where you can find more information

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish other information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates or from the SEC’s website at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of The Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

As a foreign private issuer, we are exempt under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

➢	our Annual Report on Form 20-F for the fiscal year ended December 31, 2009;

➢	all subsequent Annual Reports on Form 20-F filed prior to the termination of this offering;

➢	our Current Report on Form 6-K filed with the SEC on February 22, 2010 containing the audited balance sheets of our general partner, Capital GP L.L.C.;

➢
all subsequent Current Reports on Form 6-K filed prior to the termination of this offering that we identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

➢
the description of our common units contained in our Registration Statement on Form 8-A filed on March 20, 2007, including any subsequent amendments or reports filed for the purpose of updating such description.

➢	These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our website at www.capitalpplp.com. The information contained on our website, or any other website, is not incorporated by reference in this prospectus and does not constitute a part of this prospectus. You may also make requests for such documents at no cost by writing or calling us at the following address:

Capital Product Partners L.P.
3 Iassonos Street Piraeus,
18537 Greece
(+30) 210 458 4950

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other than the date on the front of each document.

In reviewing any agreements included as exhibits to the registration statement relating to the securities covered by this prospectus or to other SEC filings incorporated by reference into this prospectus, please be aware that these agreements are attached as exhibits to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. The agreements may contain representations and warranties by each of the parties to the applicable agreement, which representations and warranties may have been made solely for the benefit of the other parties to the applicable agreement and, as applicable:

➢	should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

➢
have been qualified by disclosures that may have been made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

➢	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

➢	were made only as of the date of the applicable agreement (or such other date or dates as may be specified in the agreement) and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time and should not be relied upon by investors in considering whether to invest in our securities.

Forward-looking statements

Statements included in this prospectus which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward-looking statements by the use of words such as “may”, “could”, “should”, “would,” “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology.  Forward looking statements appear in a number of places and include statements with respect to, among other things:

➢	expectations of our ability to make cash distributions on the units;

➢	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements and required levels of reserves;

➢	future levels of operating surplus and levels of distributions as well as our future cash distribution policy;

➢	the potential results of the early termination of the subordination period;

➢	tanker market conditions and fundamentals, including the balance of supply and demand in those markets;

➢	future charter hire rates and vessel values;

➢	anticipated future acquisition of vessels from Capital Maritime & Trading Corp. (“Capital Maritime”) or from third parties;

➢	anticipated chartering arrangements with Capital Maritime in the future;

➢	our anticipated growth strategies;

➢	our ability to access debt, credit and equity markets;

➢	the repayment of debt and settling of interest rate swaps, if any;

➢	the effectiveness of our risk management policies and procedures and the ability of counterparties to own derivative contracts to fulfill their contractual obligations;

➢	future refined product and crude oil prices and production;

➢	planned capital expenditures and availability of capital resources to fund capital expenditures;

➢	future supply of, and demand for, refined products and crude oil;

➢	increases in domestic or worldwide oil consumption;

➢	changes in interest rates;

➢	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

➢	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

➢	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

➢	our continued ability to enter into long-term, fixed-rate time charters with our tanker charterers and to re-charter our vessels as their existing charters expire;

➢	obtaining tanker projects that we or Capital Maritime bid on;

➢	changes in the supply of tanker vessels, including newbuildings or lower than anticipated scrapping of older vessels;

➢	our ability to compete successfully for future chartering and newbuilding opportunities;

➢
the expected changes to the regulatory requirements applicable to the oil transportation industry, including, without limitation, requirements adopted by international organizations or by individual countries or charterers and actions taken by regulatory authorities and governing such areas as safety and environmental compliance;

➢
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

➢
our anticipated general and administrative expenses and our expenses under the management agreement and the administrative services agreement with Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management”), and for reimbursement for fees and costs of our general partner;

➢	increases in costs and expenses including but not limited to: crew wages, insurance, provisions, lube oil, bunkers, repairs, maintenance and general and administrative expenses;

➢	the adequacy of our insurance arrangements;

➢	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

➢	the anticipated taxation of our partnership and distributions to our unitholders;

➢	estimated future maintenance and replacement capital expenditures;

➢	expected demand in the shipping sectors in which we operate in general and the demand for our medium range vessels in particular;

➢	the expected lifespan of our vessels;

➢	our ability to employ and retain key employees;

➢	customers’ increasing emphasis on environmental and safety concerns;

➢	expected financial flexibility to pursue acquisitions and other expansion opportunities;

➢	anticipated funds for liquidity needs and the sufficiency of cash flows;

➢	our ability to increase our distributions over time;

➢	future sales of our units in the public market; and

➢	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, in “Item 3. Key Information—Risk Factors” and under the caption “Risk Factors” in this prospectus. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should carefully review and consider the various disclosures included in this prospectus and our Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. You should carefully read the entire prospectus and the documents incorporated by reference to understand fully our business and the terms of our common units, as well as other considerations that may be important to you in making your investment decision. You should pay special attention to the “Risk Factors” beginning on page S-9 of this prospectus supplement and page 6 of the accompanying prospectus for more information about important risks that you should consider carefully before buying our common units.

Unless we otherwise specify, when used in this prospectus, the terms “we,” “our,” “us,” the “Company” or similar terms refer to Capital Product Partners L.P. or any one or more of its subsidiaries, or to all of such entities. References in this prospectus to “Capital Maritime” refer, depending on the context, to Capital Maritime &Trading Corp. and/or any one or more of its subsidiaries, including Capital Ship Management Corp. (an affiliate of our general partner). Capital Ship Management Corp. manages the commercial and technical operation of our fleet pursuant to a management agreement and provides administrative services to us pursuant to an administrative services agreement. References in this prospectus to “Capital Ship Management” are to Capital Ship Management Corp. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

OVERVIEW

We are an international owner of product tankers formed by Capital Maritime, an international shipping company with a long history of operating and investing in the shipping market. We completed our initial public offering (the “IPO”) in April 2007. Our fleet currently consists of 18 double-hull tankers with an average age of approximately 3.5 years as of December 31, 2009. Our 18 vessels trade on a worldwide basis and are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals such as ethanol. We currently charter 17 of our 18 vessels under medium to long-term time and bareboat charters (for a period of two to 10 years, with a revenue weighted average remaining term of approximately 3.7 years as of December 31, 2009) to large charterers such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. All our time and bareboat charters provide for the receipt of a fixed base rate for the life of the charter. In addition, 10 of our 11 time charters also provide for profit sharing arrangements in excess of the base rate. Capital Maritime owns a 46.6% interest in us, including 11,304,651 common units and a 2% interest in us through its ownership of our general partner.

RECENT DEVELOPMENTS

Acquisition of the M/T Atrotos

On February 22, 2010, we entered into a share purchase agreement with Capital Maritime, pursuant to which we will purchase all of the outstanding capital stock of the subsidiary that holds the beneficial ownership of the M/T Atrotos (the “Atrotos Subsidiary”), a 47,786 dwt, Ice Class 1A, chemical/product tanker built in 2007, for a total consideration of $43 million. Under the terms of the share purchase agreement, all assets and liabilities of the Atrotos Subsidiary, except the vessel, necessary permits, the finance lease agreement and the trust agreements described below, will be retained by Capital Maritime. We intend to use the net proceeds from this offering to finance the purchase price of the shares and the closing of the acquisition is subject to the successful completion of this offering.

We originally acquired the M/T Atrotos from Capital Maritime in May 2007, when it was chartered to Morgan Stanley under a time charter scheduled to expire in April 2010. We exchanged the vessel in April 2009 for another vessel in Capital Maritime’s fleet, the M/T Ayrton II, which has been chartered to BP Shipping Limited under a time charter with expected expiration in March 2011. Following the exchange, the Atrotos Subsidiary leased the vessel to Arrendadora Ocean Mexicana, S.A. de C.V. (“Arrendadora”) pursuant to a finance lease agreement. In accordance with the finance lease agreement, Arrendadora has renamed the M/T Atrotos as M/T El Pipila and registered the vessel under Mexican flag. The vessel was subsequently delivered by Arrendadora to Petroleos Mexicanos (“Pemex”), the state-owned Mexican petroleum company, under a bareboat charter agreement expected to expire in March 2014. The rental payment under the finance lease agreement is $16,825 per day. The net base rate under the charter is $19,900 per day.

In accordance with the terms of the finance lease agreement, and in order to mitigate any counterparty performance risk, all Arrendadora’s rights to collect payments under its agreement with Pemex have been assigned to The Bank of New York Mellon, S.A., Institucion de Bance Multiple (“BONY”), acting as trustee. Pursuant to the finance lease agreement, the Atrotos Subsidiary entered into an administration trust agreement with, among others, BONY and Arrendadora in January 2010, pursuant to which the trustee will collect payments under the bareboat charter from Pemex and, in turn, pay the agreed rental payment under the finance lease agreement to the Atrotos Subsidiary. In addition, the Atrotos Subsidiary entered into a guarantee trust agreement with, among others, BONY, in December 2009, pursuant to which title to the M/T Atrotos has been transferred to BONY, acting as trustee, and the beneficial ownership of the vessel has been retained by the Atrotos Subsidiary, enabling the Atrotos Subsidiary to offer the vessel as security under any loan agreement.

Arrendadora has retained Capital Ship Management for the technical management of the vessel under a technical management agreement, pursuant to which the vessel’s operating expenses have been fixed until the expiration of the charter at a daily rate of $3,075. We will retain Capital Ship Management, pursuant to an amendment to our general management agreement with Capital Ship Management, to provide management services in connection with the M/T Atrotos at a fixed daily rate of $500.

The proposed transaction has been approved by our board of directors following approval by the conflicts committee of independent directors. The conflicts committee retained outside legal and financial advisors to assist in evaluating the proposed transaction and the purchase price.

Distribution Guidance

On January 29, 2010, we announced that based on the challenging economic environment and specifically the much lower charter rates in the market, we believe we should reduce our targeted future annual distribution level to below our previous distributions. In particular, our management noted the direct impact that the low charter rate environment will have on our partnership as eight of our vessels are coming off charter in 2010 and an additional three vessels in 2011. As a result, our board of directors agreed with management’s guidance that a target annual distribution level of $0.90 per unit paid equally over four quarters is more prudent for the partnership under current conditions. We believe that the cash generated from our operations should cover the distribution in 2010 and also provide a cash reserve which would be available for distribution in 2011. If charter rates remain at their current historically low levels and we are unable to make acquisitions that are materially accretive to our cash flow, then we expect that the cash generated from our operations will be less than the cash required to pay our targeted distributions in 2011 and beyond. Based on the information currently available to us, we believe that the expected cash reserve in 2010, together with the cash expected to be generated from our operations in 2011, would allow us to cover our target distributions in 2011. Our ability to continue to pay distributions could be adversely impacted if we fail to meet the covenants in our credit facilities, are unable to correct any breach of such covenants or fail to receive a waiver on a timely basis. Although we are currently in compliance with the covenants in our credit facilities, factors that are not within our control, including further declines in the values of our vessels, could result in a breach of our loan covenants. We believe the new annual distribution level will provide us with a number of advantages, including greater financial flexibility and liquidity, assisting us in pursuing our long-term business strategy of accretive acquisitions, and the ability to take advantage of growth opportunities. The tanker shipping market is cyclical and we would be looking at factors, such as improved oil product demand, the expected implementation of the single-hull tankers phase out, the availability of shipping finance and further delays and cancellations that are likely to reduce the number of new tanker vessel deliveries, in order to assess a potential market recovery in 2010/2011. We will monitor these factors closely and if they improve we will consider revisiting our distribution guidance.

BUSINESS STRATEGIES

Our primary business objective is to pay a sustainable quarterly distribution per unit and to increase our distributions over time by executing the following business strategies:

➢ Maintain medium to long-term fixed charters. We believe that the medium to long-term, fixed-rate nature of our charters, our profit sharing arrangements, and our agreement with Capital Ship Management for the commercial and technical management of our vessels provide a stable base of revenue and predictable expenses that will result in stable cash flows in the medium to long-term. As our vessels come up for rechartering we will seek to redeploy them under contracts that reflect our expectations of the market conditions prevailing at the time. We believe that the age of our fleet, which is one of the youngest in the industry, the high specifications of our vessels and our manager’s ability to meet the rigorous vetting requirements of some of the world’s most selective major international oil companies position us well to recharter our vessels.

➢ Expand our fleet through accretive acquisitions. We intend to continue to evaluate potential acquisitions of additional vessels and to take advantage of our unique relationship with Capital Maritime to make strategic acquisitions in the medium to long term in a prudent manner that is accretive to our unitholders and to long-term distribution growth. We will continue to evaluate opportunities to acquire both newbuildings and second-hand vessels, if and when they are chartered for more than two years, from Capital Maritime and from third parties as we seek to grow our fleet in a way that is accretive to our distributions.

➢ Capitalize on our relationship with Capital Maritime and expand our charters with recognized charterers. We believe that we can leverage our relationship with Capital Maritime and its ability to meet the rigorous vetting processes of leading oil companies in order to attract new customers. We also plan to increase the number of vessels we charter to our existing charterers as well as enter into charter agreements with new customers in order to maintain a portfolio of charters that is diverse from a customer, geography and maturity perspective.

➢ Maintain and build on our ability to meet rigorous industry and regulatory safety standards. Capital Ship Management, has an excellent vessel safety record, is capable of complying with rigorous health, safety and environmental protection standards, and is committed to providing our customers with a high level of customer service and support. We believe that in order for us to be successful in growing our business in the future, we will need to maintain our excellent vessel safety record and maintain and build on our high level of customer service and support.

PARTNERSHIP INFORMATION

We are a master limited partnership formed as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

The offering

Issuer	Capital Product Partners L.P.

Common units offered by us	5,800,000 common units. 6,670,000 common units if the underwriters exercise in full their option to purchase up to an additional 870,000 common units to cover over-allotments.

Total common units outstanding after this offering	30,617,151 common units, assuming no exercise of the over-allotment option; or 31,487,151 common units, assuming full exercise of the over-allotment option.

Use of proceeds
We intend to use the net proceeds from this offering (including our general partner’s related capital contribution to maintain its 2% general partner interest in us) to fully fund the $43 million purchase price of the Atrotos Subsidiary from Capital Maritime. Any remaining proceeds will be used for general partnership purposes. See “Use of Proceeds” on page S-12 of this prospectus supplement.

Cash distributions
We intend to make quarterly distributions to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner. First, 98% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received an aggregate distribution of $0.3750. If cash distributions exceed $0.4313 per unit in a quarter, our general partner will receive increasing percentages, up to 50% (including its 2.0% general partner interest), of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. See “—Recent Developments—Distribution Guidance” for a discussion on our recently announced target annual distribution.

Risk factors
See “Risk Factors” on page S-9 of this prospectus supplement and page 6 of the accompanying prospectus, and other information included or incorporated by reference in this prospectus, for a discussion of factors you should carefully consider before investing in our common units.

The Nasdaq Global Market symbol for our common units	“CPLP”.

Risk factors

Any investment in our common units involves a high degree of risk. You should carefully consider the important factors set forth under the heading “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on February 4, 2010, incorporated by reference herein, or the corresponding section in any subsequent report we file with the SEC, as well as those risks discussed under the caption “Risk Factors” and the other information contained in the prospectus and the documents incorporated by reference herein, before investing in any securities that may be offered hereby. In addition, we are subject to the following risks and uncertainties:

Charter rates for tanker vessels are highly volatile and are currently at historically low levels and may further decrease in the future, which may adversely affect our earnings and ability to make cash distributions.

The charters of eight of our 18 vessels are scheduled to expire during 2010, and an additional three charters are scheduled to expire during 2011. We may only be able to recharter these vessels at reduced or unprofitable rates as their current charters expire, or we may not be able to recharter these vessels at all. Alternatively, we may have to deploy these vessels in the spot market in which case we will be exposed to the cyclicality and volatility of the spot charter market. Although spot chartering is common in the tanker industry, tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently charterhire rates are at historically low rates and there is no assurance that the tanker charter market will recover over the next several months or will not continue to decline further. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to meet our obligations and to make cash distributions.

After completion of this offering, we will continue to have a significant amount of indebtedness, which may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying distributions to you.

As of December 31, 2009, we had an aggregate of approximately $474 million of debt outstanding and had the ability to borrow an additional aggregate amount of approximately $246 million under our credit facilities, subject to our continued compliance with the operating and financial restrictions and covenants in our credit facilities. We have a significant amount of indebtedness and we may incur additional indebtedness in the future. In addition, if we acquire additional vessels, our debt may significantly increase. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

➢
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

➢
we will need a substantial portion of our cash flow to make interest payments and, following the end of the relevant non-amortizing periods, principal payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

➢	our debt level will make us more vulnerable to competitive pressures, or to a downturn in our business or in the economy in general, than our competitors with less debt; and

➢	our debt level may limit our flexibility in responding to changing business and economic conditions.

In addition, our credit facilities require us to make substantial interest and principal payments, including principal payments of approximately $18.3 million in 2012, $44.7 million in 2013, $47.4 million in each of 2014, 2015 and 2016, $212.3 in 2017, and $56.5 in 2018. Our ability to service our debt depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our credit facilities contain restrictive covenants, which may limit our business and financing activities, including our ability to make distributions.

The operating and financial restrictions and covenants in our credit facilities could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other items:

➢	incur or guarantee indebtedness;

➢	charge, pledge or encumber the vessels;

➢	change the flag, class, management or ownership of our vessels;

➢	change the commercial and technical management of our vessels;

➢	sell or change the beneficial ownership or control of our vessels; and

➢	subordinate our obligations thereunder to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Our credit facilities also require us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our credit facilities require us to:

➢	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per financed vessel;

➢	maintain a ratio of EBITDA (as defined in each credit facility) to interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

➢
maintain, effective for a three year period from the end of June 2009 to the end of June 2012, a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.80 (the leverage ratio).

In addition, our credit facilities require that we maintain an aggregate fair market value of the vessels in our fleet at least 125% of the aggregate amount outstanding under each credit facility. Although we were in compliance with these financial debt covenants as of December 31, 2009, our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, including interest rate developments, changes in the funding costs of our banks and changes in asset valuations. If market or other economic conditions further deteriorate or fail to improve, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in our credit facilities, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Furthermore, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The current severe economic slowdown has had an adverse effect on tanker asset values which is likely to persist if the economic slowdown continues.  If the estimated asset values of the vessels in our fleet continue to decrease, such decreases may limit the amounts we can drawdown under our credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to pre-pay part of our outstanding debt in order to remain in compliance with the relevant covenants in our credit facilities.  If funds under our credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy which could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our common units.

Holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for three-year terms. Any and all elected directors may be removed with cause only by the affirmative vote of a majority of the other elected directors or at a properly called meeting of the limited partners by the affirmative vote of the holders of a majority of the outstanding units. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. Appointed directors may be removed without cause only by our general partner or with cause only by our general partner or at a properly called meeting of the limited partners by the affirmative vote of the holders of a majority of the outstanding units. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding in the hands of that holder when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

Use of proceeds

We estimate that we will receive net proceeds of approximately $49.4 million from the issuance of common units in this offering (including our general partner’s related capital contribution to maintain its 2% general partner interest in us) after deducting underwriting discounts and estimated offering expenses, assuming that the underwriters’ over-allotment option is not exercised. We intend to use the net proceeds from this offering to fully fund the $43 million purchase price of the Atrotos Subsidiary from Capital Maritime. Any remaining proceeds, including any proceeds from the exercise of the underwriters’ over-allotment option, will be used for general partnership purposes.

Capitalization

The following table shows:

➢	our historical capitalization as of December 31, 2009; and

➢
our capitalization as of December 31, 2009, on an as adjusted basis to reflect the offering described herein (including our general partner’s related capital contribution to maintain its 2% general partner interest in us) and the application of the estimated net proceeds therefrom as described in “Use of Proceeds”.

The historical data in the table is derived from and should be read together with the historical combined financial statements and the accompanying notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 20-F for the year ended December 31, 2009.

	December 31, 2009
	Actual	As Adjusted
	(in thousands)
Debt
Long-term Debt (borrowings under revolving credit facilities)	$474,000	$474,000
Derivative instruments (interest rate swaps)	36,931	36,931

Total debt	$510,931	$510,931

Partners’ capital
Held by public
Common units	$101,542	$149,920
Held by general partner and its affiliates(1)
General partner interest	3,803	4,841
Common units	84,951	84,951
Accumulated other comprehensive loss	(33,168)	(33,168)

Total equity	$157,128	$206,544

Total capitalization	$668,059	$717,475

(1)	In connection with the offering, our general partner will make a capital contribution of $1,047,548 to us in exchange for the issuance of 118,367 general partner units in order for our general partner to maintain its 2% general partner interest in us.

Price range of common units and distributions

Our common units were first offered on The Nasdaq Global Market on March 30, 2007, at an initial price of $21.50 per unit. Our common units are listed for trading on The Nasdaq Global Market under the symbol “CPLP.”

The following table sets forth, for the periods indicated, the overall high and low sales price per common unit, as reported on The Nasdaq Global Market, and the amount of quarterly cash distribution per unit. Distributions are shown for the quarter with respect to which they were declared. Cash distributions were declared and paid within approximately 45 days following the close of each quarter. The closing sales price of our common units on The Nasdaq Global Market on February 22, 2010 was $9.44.

	High	Low	Quarterly Cash Distributions
Year Ended: December 31,
2009	$11.49	$5.21
2008	24.93	5.51
2007	32.50	20.80
Quarter Ended:
March 31, 2010(1)	10.06	7.69
December 31, 2009	10.49	7.36	$0.410
September 30, 2009	11.49	7.40	0.410
June 30, 2009	10.49	6.36	0.410
March 31, 2009	10.79	5.21	0.410
December 31, 2008	11.90	5.52	1.050	(2)
September 30, 2008	20.50	5.51	0.410
June 30, 2008	22.07	18.40	0.410
March 31, 2008	24.93	16.35	0.400
Month Ended:
February 28, 2010(3)	9.53	7.69
January 31, 2010	10.06	8.18
December 31, 2009	9.23	7.46
November 30, 2009	9.25	7.36
October 31, 2009	10.49	8.77
September 30, 2009	9.30	7.50
August 31, 2009	10.25	7.40

(1)	For the period from January 1, 2010 to February 22, 2010.
(2)
Exceptional non-recurring cash distribution of $1.05 per unit for the fourth quarter of 2008, which brought annual distributions to unitholders to $2.27 per unit for the year ended December 31, 2008, a level which under the terms of our partnership agreement resulted in the early termination of the subordination period and the automatic conversion of the subordinated units into common units; the total amount of distribution declared for the quarter ended December 31, 2008 included $12.7 million with respect to incentive distribution rights held by our general partner in accordance with the terms of our partnership agreement.

(3)	For the period from February 1, 2010 to February 22, 2010.

On January 29, 2010, we provided guidance for expected distributions to our unitholders, announcing a target annual distribution level of $0.90 per unit to be paid equally over four quarters. Please see “Summary—Recent Developments—Distribution Guidance”.

Material U.S. federal income tax considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Cravath, Swaine & Moore LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the”Code”), Treasury Regulations, and current administrative rulings and court decisions, all as currently in effect or existence on the date of this prospectus supplement and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of our units that own the units as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States), persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, persons that own 10.0% or more of our units, partnerships or entities classified as partnerships for U.S. federal income tax purposes or their partners, or persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our units, you should consult your tax advisor.

No ruling has been or will be requested from the Internal Revenue Service (or the “IRS”) regarding any matter affecting us or our unitholders. The opinions and statements made here may not be sustained by a court if contested by the IRS.

This discussion does not contain information regarding any U.S. state or local, estate or alternative minimum tax considerations concerning the ownership or disposition of our units. Each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our units.

TAXATION OF THE PARTNERSHIP

Election to be taxed as a corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below. As a corporation, we may be subject to U.S. federal income tax on our income as discussed below.

Taxation of operating income

We expect that substantially all of our gross income will continue to be attributable to the transportation of crude oil and related oil products. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes spot charter, time charter and bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or “U.S. Source International Transportation Income”) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or “U.S. Source Domestic Transportation Income”) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation unless exempt from U.S. taxation under Section 883 of the Code (or the “Section 883 Exemption”), as discussed below.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

➢	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

➢	We satisfy the “Publicly Traded Test” (as described below); and

➢	We meet certain substantiation, reporting and other requirements.

The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5.0% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity (the “Closely Held Block”), such class of equity will not be treated as primarily and regularly traded on an established securities market (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including, for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test. In addition, since our units are only traded on the Nasdaq Global Market, which is considered to be an established securities market, our units will be deemed to be “primarily traded” on an established securities market. In addition since our units represent more than 50.0% of our vote and value they will be considered to be “regularly traded” on an established securities market.

We believe we meet the trading volume requirements of the Section 883 Exemption because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such units to unrelated persons in the ordinary course of business.

These conclusions, however, are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner is responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Accordingly, it is possible that the IRS could assert that our units do not meet the “regularly traded” test.

We expect that our units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception, because our partnership agreement provides that the voting rights of any 5.0% unitholders (other than our general partner, its affiliates, their transferees and persons who acquired such units with the approval of our board of directors) are limited to a 4.9% voting interest in us regardless of how many units are held by that 5.0% unitholder.  See “The Section 883 Exemption and Voting” below.  If Capital Maritime and our general partner own 50% or more of our units, they will provide the necessary documents to establish an exception to the application of the Closely Held Block Exception. This exception is available when shareholders residing in a jurisdiction granting an Equivalent Exemption and meeting certain other requirements own sufficient shares in the Closely Held Block to preclude shareholders who have not met such requirements from owning 50.0% or more of the outstanding units.

Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test.  Should any of the facts described above cease to correct, our ability to satisfy the test will be compromised.

The Section 883 Exemption and voting

To preserve our ability to qualify for the Section 883 Exemption of the Code, if at any time, any person or group, other than our general partner or its affiliates, owns beneficially 5% or more of any class of our units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding in the hands of that holder when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

The net basis tax and branch profits tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or “Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States.  Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, a 30.0% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

Upon the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% gross basis tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our U.S. Source International Transportation Income, without benefit of deductions.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

As used herein, the term U.S. Holder means a beneficial owner of our units that is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Distributions

Subject to the discussion of the rules applicable to passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as qualified dividend income that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010) provided that: (i) our units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our units are traded); (ii) we are not a PFIC (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income”, then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition, under previously proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received form a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our units that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced or enacted.

Sale, exchange or other disposition of units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC status and significant tax consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our units, either:

➢
at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

➢
at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and projected methods of operation, we believe that we are not currently a PFIC, nor do we expect to become a PFIC. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP, that (1) the income we receive from time and spot chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time and spot charters exceeds 25% of our gross income for each taxable year after our initial taxable year and assets engaged in time charters exceed 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based and its accuracy is conditioned on representations, valuations and projections provided by us regarding our assets, income and charters to our counsel.  While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate.

Consistent with our counsel’s opinion, we intend to treat our income from time and spot chartering activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.  However, no assurance can be given that the IRS will accept this position. There are legal uncertainties involved in this determination, because there is no direct legal authority under the PFIC rules addressing our current and projected future operations and we are not obtaining a ruling from the IRS on this issue. Moreover, a recent case by the U.S. Court of Appeals for the Fifth Circuit held that, contrary to the position of the IRS in that case, and for purposes of a different set of rules under the Code, income received under a time charter of vessels should be treated as rental income rather than services income. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities would be treated as rental income, and we would probably be a PFIC. Accordingly, no assurance can be given that the IRS or a United States court will accept the position that we are not a PFIC, and there is a risk, particularly in light of the aforementioned case, that the IRS or a United States court could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below.

Taxation of U.S. Holders making a timely QEF election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders making a “mark-to-market” election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock”, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the units at the end of the taxable year over such holder’s adjusted tax basis in the units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his units would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of our units.  Under these special rules:

➢	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the units;

➢	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

➢
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our units is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our units if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup withholding and information reporting

In general, payments of distributions on our units or the proceeds of a disposition of our units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

➢	fails to provide an accurate taxpayer identification number;

➢	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or

➢	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

Underwriting

We are offering the common units described in this prospectus through the underwriters named below. UBS Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives of the underwriters (the “Representatives”).

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, which we will file as an exhibit to a Form 6-K following the pricing of this offering, each underwriter named below has agreed to purchase from us the number of common units set forth opposite the underwriter’s name.

Name of Underwriter	Number of Common Units

UBS Securities LLC	1,769,000
Citigroup Global Markets Inc.	1,769,000
Barclays Capital Inc.	1,038,200
Oppenheimer & Co. Inc.	611,900
Stifel, Nicolaus & Company, Incorporated	611,900
5,800,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the common units are purchased by the underwriters, all of the common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters customary closing documents.

OVER-ALLOTMENT OPTION

We have granted to the underwriters an option to purchase up to an aggregate of 870,000 additional common units at the offering price to the public less the underwriting discount set forth on the cover page of this prospectus supplement exercisable to cover over-allotments. Such option may be exercised in whole or in part at any time until 30 days after the date of this prospectus supplement. If this option is exercised, each underwriter will be committed, subject to satisfaction of the conditions specified in the underwriting agreement, to purchase a number of additional common units proportionate to the underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

COMMISSIONS AND EXPENSES

The following table shows the underwriting fee to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option. This underwriting fee is the difference between the offering price to the public and the amount the underwriters pay to us to purchase the common units.

	Paid by Us
	No Exercise	Full Exercise
Per common unit	$0.43	$0.43
Total	$2,494,000	$2,868,100

We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $0.258 per common unit. After the offering, the underwriters may change the offering price and other selling terms.

We estimate that total expenses of the offering, other than underwriting discounts and commissions, will be approximately $517,785.  The underwriters have agreed to reimburse us for $50,000 of these expenses.

INDEMNIFICATION

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that may be required to be made in respect of these liabilities.

LOCK-UP AGREEMENTS

We, certain of our affiliates and the directors and executive officers of our general partner have agreed (the “Lock-Up Agreement”), subject to certain exceptions, that we and they will not, directly or indirectly, sell, offer, pledge or otherwise dispose of any common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 60 days after the date of this prospectus supplement (the “Lock-Up Period”) without the prior written consent of the Representatives.

Notwithstanding the foregoing, if (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, we issue an earnings release or material news or a material event relating to us occurs; or (b) prior to the expiration of the Lock-Up Period, we announce that we will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed by the Lock-Up Agreement shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

The Representatives may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, the Representatives will consider, among other factors, our unitholders’ reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

➢	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

➢
Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

➢
Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the pen market after pricing that could adversely affect investors who purchase in the offering.

➢
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, if commenced, will not be discontinued without notice.

LISTING

Our common units are traded on The Nasdaq Global Market under the symbol “CPLP.”

AFFILIATIONS/FINRA RULES

Some of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may currently, and may from time to time in the future, engage in transactions with and perform services for us and our affiliates in the ordinary course of business.

Pursuant to a requirement by the Financial Industry Regulatory Authority (“FINRA”), the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight per cent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available by one or more of the underwriters or their affiliates. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate common units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

FOREIGN SELLING LEGENDS

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our common units which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant

Implementation Date, an offer to the public in that Relevant Member State of our common units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our common units;
(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive. provided that no such offer of our common units shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common units to be offered so as to enable an investor to decide to purchase or subscribe for our common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such person falling within (1)-(3) together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Switzerland

Our common units may not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in the common units may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156/652a of the Swiss Code of Obligations (the “CO”). This prospectus may not be copied, reproduced, distributed or passed on to others without our prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156/652a of the CO and the common units will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. In addition, it cannot be excluded that we could qualify as a foreign collective investment scheme pursuant to Article 119 para. 2 of the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The common units will not be licensed for public distribution in and from Switzerland. Therefore, the common units may only be offered and sold to so-called “qualified investors” in accordance with the private placement exemptions pursuant to applicable Swiss law (in particular, Article 10 para. 3 of the CISA and Article 6 of the implementing ordinance to the CISA). We have not been licensed and are not subject to the supervision of the Swiss Financial Market Supervisory Authority (the “FINMA”). Therefore, investors in the common units do not benefit from the specific investor protection provided by the CISA and the supervision of the FINMA.

Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht - BaFin) nor any other German authority has been notified of the intention to distribute the common units in Germany. Consequently, the common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the Republic of Germany or used in connection with any offer for subscription of the common units to the Republic of Germany or any other means of public marketing. The common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

France

This offering is not being made, directly or indirectly, to the public in France and only qualified investors (Investisseurs Qualifiés) as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier are eligible to participate in this offering. Individuals are eligible to participate in this offering only to the extent that they are investing for their own account, in accordance with the provisions of Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of French Code Monétaire et Financier. This prospectus and any other offering material relating to this offering have not been and shall not be distributed to the public in France. Neither this prospectus nor any other offering material relating to this offering has been submitted to the clearance of the Autorité des Marchés Financiers.

Legal matters

The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Cravath, Swaine & Moore LLP. Certain matters with respect to this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P.

Experts

The consolidated and combined financial statements of Capital Product Partners L.P. as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2009 and the audited balance sheets of Capital GP L.L.C. as of December 31, 2009, 2008 and 2007, incorporated in this prospectus by reference to our Current Report on Form 6-K dated February 22, 2010, have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., independent registered public accounting firm, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

You may contact Deloitte Hadjipavlou, Sofianos & Cambanis S.A., 250-254 Kifissas Ave, 152 31 Halandri, Athens, Greece.

Expenses

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering. All amounts are estimated except the SEC registration fee.

Financial Industry Regulatory Authority filing fee	$47,785
Legal fees and expenses	200,000
Accounting fees and expenses	50,000
Printing and engraving costs	10,000
Transfer agent fees and other	10,000
Miscellaneous	200,000

Total	$517,785

PROSPECTUS

$300,000,000

Capital Product Partners L.P.
Common Units
Representing Limited Partner Interests

11,304,651 Common Units
8,805,522 Subordinated Units
Representing Limited Partner Interests

Offered by the Selling Unitholder

This prospectus relates to:

➢	common units of an aggregate principal amount of up to $300.0 million representing limited partner interests in Capital Product Partners L.P.; and

➢
up to 11,304,651 common units (including 8,805,522 common units issuable upon conversion of subordinated units into common units) and 8,805,522 subordinated units, each representing limited partner interests in Capital Product Partners L.P., offered by the selling unitholder.

We may offer these common units, and the selling unitholder may offer its subordinated units and common units, directly or to or through underwriters, dealers or other agents. The names of any underwriters or dealers will be set forth in the applicable prospectus supplement. We will not receive any proceeds from the sale of subordinated units or common units by the selling unitholder.

Our common units trade on the Nasdaq Global Market under the symbol “CPLP”.

This prospectus provides you with a general description of the common units and the subordinated units. Each time we offer to sell common units or the selling unitholder offers to sell common units or subordinated units, we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” section of this prospectus for information about us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 6 of this prospectus before you make an investment in our units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 1, 2008.

TABLE OF CONTENTS

Capital Product Partners L.P.	1
Where you can find more information	2
Forward-looking statements	4
Risk factors	6
Use of proceeds	31
Price range of common units	32
Description of the common units	33
Description of the subordinated units	35
Cash distributions	37
Material U.S. federal income tax considerations	40
Environmental and other regulations	48
Profit sharing arrangements	49
Selling unitholder	50
Plan of distribution	51
Service of process and enforcement of civil liabilities	53
Legal matters	53
Experts	53
Expenses	54

About this prospectus

This prospectus is part of a registration statement on Form F-3 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $300.0 million in total aggregate offering price of the common units, and the selling unitholder may sell up to 11,304,651 common units (including 8,805,522 common units issuable upon conversion of subordinated units) and 8,805,522 subordinated units, each as described in this prospectus. This prospectus generally describes us and the securities we and the selling unitholder may offer. Each time we or the selling unitholder offers securities with this prospectus, we will provide this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering, including, the specific terms of the securities. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Unless otherwise indicated, references in this prospectus to “Capital Product Partners”, “we”, “us” and “our” and similar terms refer to Capital Product Partners L.P. and/or one or more of its subsidiaries. Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States or “GAAP”. References to our “Annual Report” are to our Annual Report on Form 20-F for the year ended December 31, 2007 incorporated by reference herein.

You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information”. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

Capital Product Partners L.P.

We are a limited partnership incorporated as Capital Product Partners L.P. under the laws of the Marshall Islands on January 16, 2007, by Capital Maritime & Trading Corp. (“Capital Maritime”), an international shipping company with a long history of operating and investing in the shipping market. Our fleet currently consists of 18 double-hull, high specification tankers including the largest Ice Class 1A MR product tanker fleet in the world based on number of vessels and carrying capacity. We maintain our principal executive headquarters at 3 Iassonos Street, Piraeus, 18537 Greece and our telephone number is +30 210 4584 950.

On April 3, 2007, we completed our initial public offering (the “IPO”) on the Nasdaq Global Market of 13,512,500 common units at a price of $21.50 per unit. At the time of the IPO, Capital Maritime transferred all of the shares of eight wholly owned subsidiaries, each of which owned a newly built, double-hull medium range (“MR”) product tanker, to us and we entered into a fixed fee agreement with Capital Ship Management Corp., a subsidiary of Capital Maritime (“Capital Ship Management”), to provide management and technical services in connection with these and future vessels. Since the IPO we have taken delivery of seven newbuildings and have also acquired three additional vessels from Capital Maritime, greatly increasing the size of our fleet in terms of both number of vessels and carrying capacity. We intend to continue to make strategic acquisitions and to take advantage of our relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth. Capital Maritime has granted us a right of first offer for any MR tankers in its fleet under charter for two or more years, giving us the opportunity to purchase up to an additional six vessels in the future. As of August 20, 2008, Capital Maritime owned a 46.6% interest in us, including a 2% interest through its ownership of our general partner, Capital GP L.L.C.

Our vessels are capable of carrying crude oil, refined oil products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and certain chemicals, such as ethanol, and comply not only with the strict regulatory standards that are currently in place but also with regulatory standards that are currently expected to be implemented. We charter our vessels under medium- to long-term time and bareboat charters (two to 10 years, with an average remaining term of approximately 4.7 years as of August 20, 2008) to large charterers, such as BP Shipping Limited, Morgan Stanley Capital Group Inc., Trafigura Beheer B.V., Shell International Trading & Shipping Company Ltd. and subsidiaries of Overseas Shipholding Group Inc. All our charters provide for the receipt of a fixed base rate for the life of the charter, and in the case of 10 of our 12 time charters, also provide for profit sharing arrangements in excess of the base rate. Please read “Profit Sharing Arrangements” contained herein for a detailed description of how profit sharing is calculated.

Where you can find more information

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our registration statement can also be inspected and copied at the offices of the Nasdaq Global Market, One Liberty Plaza, New York, New York 10006.

We are subject to the information requirements of the Securities Exchange Act of 1934, and, in accordance therewith, are required to file with the SEC annual reports on Form 20-F within six months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above.

As a foreign private issuer, we are exempt under the Securities Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our directors and principal unitholders and the executive officers of our general partner are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

We make our periodic reports as well as other information filed with or furnished to the SEC available, free of charge, through our website, at www.capitalpplp.com, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

➢	our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 (the “Annual Report”);

➢
our Current Report on Form 6-K furnished to the SEC on April 30, 2008 containing a press release in which we announced financial results and an increase in the quarterly distribution to be paid by the Company for the quarter ended March 31, 2008;

➢	our Current Report on Form 6-K furnished to the SEC on April 30, 2008 containing a press release in which we announced the delivery of the M/T Aristofanis;

➢	our Current Report on Form 6-K furnished to the SEC on June 17, 2008 containing a press release in which we announced the delivery of the M/T Aristotelis II;

➢
our Current Report on Form 6-K furnished to the SEC on July 28, 2008 containing a press release in which we announced an increase in the quarterly distribution for the quarter ended June 30, 2008 to be paid by the Company;

➢	our Current Report on Form 6-K furnished to the SEC on July 31, 2008 containing a press release in which we announced financial results for the quarter ended June 30, 2008;

➢	our Current Report on Form 6-K furnished to the SEC on August 20, 2008 containing a press release in which we announced the delivery of the M/T Aris II;

➢
our Current Report on Form 6-K furnished to the SEC on August  29, 2008 containing our supplemental consolidated and predecessor combined financial statements for the years ended December 31, 2007, 2006 and 2005, selected financial data and operating and financial review and prospects;

➢	our Current Report on Form 6-K furnished to the SEC on September 10, 2008 in which we announced the extension of two of our time charters; and

➢
all subsequent Current Reports on Form 6-K filed prior to the termination of this offering that we identify in such reports as being incorporated by reference into the registration statement of which this prospectus is a part.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our Internet website at www.capitalpplp.com, or by writing or calling us at the following address:

Capital Product Partners L.P.
3 Iassonos Street Piraeus,
18537 Greece
(+30) 210 458 4950

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

Forward-looking statements

This prospectus should be read in conjunction with the audited consolidated and predecessor combined financial statements and accompanying notes included in our Annual Report and our audited supplemental consolidated and predecessor combined financial statements included in our Current Report on Form 6-K dated August 29, 2008.

Statements included in this prospectus which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, financial condition and the markets in which we operate, and involve risks and uncertainties. In some cases, you can identify the forward looking statements by the use of words such as “may”, “could”, “should”, “would”, “expect”, “plan”, “anticipate”, “intend”, “forecast”, “believe”, “estimate”, “predict”, “propose”, “potential”, “continue” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places and include statements with respect to, among other things:

➢	anticipated future acquisition of vessels from Capital Maritime;

➢	our anticipated growth strategies;

➢	future charter hire rates and vessel values;

➢	our ability to make cash distributions on the units;

➢	our future financial condition or results of operations and our future revenues and expenses, including revenues from profit sharing arrangements;

➢	the repayment of debt and settling of interest rate swaps;

➢	our ability to access debt, credit and equity markets;

➢	future refined product and crude oil prices and production;

➢	planned capital expenditures and availability of capital resources to fund capital expenditures;

➢	future supply of, and demand for, refined products and crude oil;

➢	increases in domestic oil consumption;

➢	changes in interest rates;

➢	our ability to maintain long-term relationships with major refined product importers and exporters, major crude oil companies, and major commodity traders;

➢	our ability to leverage to our advantage Capital Maritime’s relationships and reputation in the shipping industry;

➢	our continued ability to enter into long-term, fixed-rate time charters with our tanker charterers;

➢	obtaining tanker projects that we or Capital Maritime bid on;

➢	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

➢	timely purchases and deliveries of newbuilding vessels;

➢	our ability to compete successfully for future chartering and newbuilding opportunities;

➢
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

➢
our anticipated general and administrative expenses and our expenses under the management agreement and the administrative services agreement with Capital Ship Management and for reimbursement for fees and costs of our general partner;

➢	the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;

➢	the anticipated taxation of our partnership and distributions to our unitholders;

➢	estimated future maintenance and replacement capital expenditures;

➢	expected demand in the refined product shipping sector in general and the demand for our medium range vessels in particular;

➢	our ability to retain key employees;

➢	customers’ increasing emphasis on environmental and safety concerns;

➢	future sales of our units in the public market; and

➢	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors”. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Risk factors

Some of the following risks relate principally to the countries and the industry in which we operate and the nature of our business in general. Although many of our business risks are comparable to those that a corporation engaged in a similar business would face, limited partner interests are inherently different from the capital stock of a corporation. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. In particular, if any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In that case, we might not be able to pay distributions on our common units or subordinated units, the trading price of our common units or subordinated units could decline and you could lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

We may not have sufficient cash from operations to enable us to pay the quarterly distribution on our common units or subordinated units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the declared quarterly distribution per common unit or subordinated unit following establishment of cash reserves and payment of fees and expenses. The amount of cash we can distribute on our common units or subordinated units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on numerous factors generally described under this “Risk Factors” heading, including, among other things:

➢	the rates we obtain from our charters;

➢	the level of additional revenues we generate from our profit sharing arrangements, if any;

➢
the level of our operating costs, such as the cost of crews and insurance, following the expiration of our management agreement pursuant to which we pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking;

➢	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

➢	delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

➢	demand for seaborne transportation of refined oil products and crude oil;

➢	supply of product and crude oil tankers and specifically the number of newbuildings entering the world tanker fleet each year;

➢	prevailing global and regional economic and political conditions; and

➢	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on other factors, some of which are beyond our control, such as:

➢	the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

➢	our debt service requirements and restrictions on distributions contained in our debt instruments;

➢	interest rate fluctuations;

➢	the cost of acquisitions, if any;

➢	fluctuations in our working capital needs;

➢	our ability to make working capital borrowings, including to pay distributions to unitholders; and

➢
the amount of any cash reserves, including reserves for future maintenance and replacement capital expenditures, working capital and other matters, established by our board of directors in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The shipping industry is cyclical, which may lead to lower charter hire rates and lower vessel values, resulting in decreased distributions to our unitholders.

The shipping industry is cyclical, which may result in volatility in charter hire rates and vessel values. We may not be able to successfully charter our vessels in the future or renew existing charters at the same or similar rates. If we are required to enter into a charter when charter hire rates are low, our results of operations and our ability to make cash distributions to our unitholders could be adversely affected.

In addition, the market value and charter hire rates of product and crude oil tankers can fluctuate substantially over time due to a number of different factors, including:

➢	prevailing economic conditions in the market in which the vessel trades;

➢	regulatory change;

➢	lower levels of demand for the seaborne transportation of refined products and crude oil;

➢	increases in the supply of vessel capacity; and

➢
the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

From time to time, we expect to enter into agreements with Capital Maritime or other unaffiliated third parties to purchase additional newbuilding vessels (or interests in vessel-owning companies). Between the time we enter into an agreement for such purchase and delivery of the vessel, the market value of similar vessels may decline. In such a case, we would still be required to purchase the newbuilding vessel at the agreed-upon price.

If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss. A decline in the market value of our vessels could also lead to a default under any prospective credit facility to which we become a party, affect our ability to refinance our existing credit facilities and/or limit our ability to obtain additional financing.

We have a limited operating history, which makes it more difficult to accurately forecast our future results and may make it difficult for investors to evaluate our business and our future prospects, both of which will increase the risk of your investment.

We were formed as an independent limited partnership on January 16, 2007. Only five of the vessels in our current fleet had been delivered to the relevant vessel owning subsidiaries as of December 31, 2006 and were in operation during a portion of the period then ended. Moreover, as these vessels were operated as part of Capital Maritime’s fleet during the reporting period, the vessels were operated in a different manner than they are currently operated, and thus their historical results may not be indicative of their future results. Because of our limited operating history, we lack extended historical financial and operational data, making it more difficult for an investor to evaluate our business, forecast our future revenues and other operating results, and assess the merits and risks of an investment in our common units or subordinated units. This lack of information will increase the risk of your investment.

Moreover, you should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by companies with a limited operating history. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

➢	the cost of our labor and materials;

➢	the cost and replacement life of suitable replacement vessels;

➢	customer/market requirements;

➢	increases in the size of our fleet;

➢	the age of the vessels in our fleet;

➢	charter rates in the market; and

➢	governmental regulations, industry and maritime self-regulatory organization standards relating to safety, security or the environment.

Our significant maintenance and replacement capital expenditures will reduce the amount of cash we have available for distribution to our unitholders. Any costs associated with scheduled drydocking are included in a fixed daily fee of $5,500 per time chartered vessel ($8,500 for the M/T Amore Mio II), that we pay Capital Ship Management under a management agreement, for an initial term of approximately five years from the time we take delivery of each vessel, which includes the expenses for its next scheduled special or intermediate survey, as applicable, and related drydocking. In the event our management agreement is not renewed, we will separately deduct estimated capital expenditures associated with drydocking from our operating surplus in addition to estimated replacement capital expenditures.

Our partnership agreement requires our board of directors to deduct estimated, rather than actual, maintenance and replacement capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated capital expenditures are higher than actual capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures exceed our previous estimates.

If Capital Maritime or any third party seller we may contract with in the future for the purchase of newbuildings fail to make construction payments for such vessels, the shipyard may rescind the purchase contract and we may lose access to such vessels or need to finance such vessels before they begin operating, which could harm our business and our ability to make cash distributions.

The seven newbuildings we have acquired since our IPO in April 2007 have all been contracted directly by Capital Maritime and all costs for the construction and delivery of such vessels have been incurred by Capital Maritime. In the future, we may enter into similar arrangements with Capital Maritime or other third parties for the acquisition of newbuildings. If Capital Maritime or any third party sellers we contract with in the future fail to make construction payments for the newbuildings after receiving notice by the shipbuilder following nonpayment on any installment due date, the shipbuilder could rescind the newbuilding purchase contract. As a result of such default, Capital Maritime or the third party seller could lose all or part of the installment payments made prior to such default, and we could either lose access to the remaining newbuilding or any future vessels we contract to acquire or may need to finance such vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

If we finance the purchase of any additional vessels we acquire in the future through cash from operations, by increasing our indebtedness or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders could be diluted. In addition, if we expand the size of our fleet by directly contracting newbuildings in the future, we generally will be required to make significant installment payments for such acquisitions prior to their delivery and generation of revenue.

The actual cost of a new product or crude oil tanker varies significantly depending on the market price charged by shipyards, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards. The total delivered cost of a vessel will be higher and include financing, construction supervision, vessel start-up and other costs.

To date, all the newbuildings we have acquired have been contracted directly by Capital Maritime and all costs for the construction and delivery of these vessels have been incurred by Capital Maritime. As of August 20, 2008, we had taken delivery of seven newbuildings and purchased three additional vessels from Capital Maritime. We have financed the purchase of these vessels either with debt, or partly with debt, cash and partly by issuing additional equity securities to our sponsor. If we issue additional common units or other equity securities, your ownership interest in us will be diluted. Please read “—We may issue additional equity securities without your approval, which would dilute your ownership interest” below.

If we elect to expand our fleet in the future by entering into contracts for newbuildings directly with shipyards, we generally will be required to make installment payments prior to their delivery. We typically must pay 5% to 25% of the purchase price of a vessel upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately 18-36 months later for current orders) which could reduce cash available for distributions to unitholders. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or quarterly distributions we must make prior to generating cash from the operation of the newbuilding.

To fund the acquisition price of any additional vessels we may contract to purchase from Capital Maritime or other third parties and other related capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. Incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our quarterly distributions to unitholders, which could have a material adverse effect on our ability to make cash distributions.

Our ability to obtain bank financing and/or to access the capital markets for future equity offerings may be limited by prevailing economic conditions. If we are unable to obtain funding or access the capital markets, we may be unable to complete any future purchases of vessels from Capital Maritime or from third parties.

Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial markets and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. If the prevailing equity market conditions at the time of delivery of the vessels are not favorable, we may be unable to complete the purchases, or we may have to complete them at terms not favorable to us or to our unitholders.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

We entered into a $370.0 million revolving credit facility on March 22, 2007, which was amended on September 22, 2007 and June 11, 2008 (our “existing credit facility”), and a further $350.0 million revolving credit facility on March 19, 2008 (our “new credit facility” and together with our “existing credit facility”, our “credit facilities”). As of August 20, 2008, we had drawn $366.5 million under our existing credit facility and $107.5 million under our new credit facility, and had $3.5 and $242.5 million available, respectively. For more information regarding the terms of our credit facilities, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings—Revolving Credit Facilities” in our Current Report on Form 6-K filed August 29, 2008. Our level of debt could have important consequences to us, including the following:

➢
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

➢
we will need a substantial portion of our cash flow to make interest payments and, following the end of the relevant non-amortizing periods, principal payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

➢	our debt level will make us more vulnerable to competitive pressures, or to a downturn in our business or in the economy in general, than our competitors with less debt; and

➢	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our credit facilities contain, and we expect that any future credit facilities we may enter into will contain, restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in our credit facilities and in any future credit facility we enter into could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our credit facilities require the consent of our lenders to, or limit our ability to, among other items:

➢	incur or guarantee indebtedness;

➢	charge, pledge or encumber the vessels;

➢	change the flag, class, management or ownership of our vessels;

➢	change the commercial and technical management of our vessels;

➢	sell or change the beneficial ownership or control of our vessels; and

➢	subordinate our obligations thereunder to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement.

Our credit facilities also require us to comply with the ISM Code and to maintain valid safety management certificates and documents of compliance at all times.

In addition, our credit facilities require us to:

➢	maintain minimum free consolidated liquidity (50% of which may be in the form of undrawn commitments under the relevant credit facility) of at least $500,000 per financed vessel;

➢	maintain a ratio of EBITDA (as defined in each credit facility) to interest expense of at least 2.00 to 1.00 on a trailing four-quarter basis; and

➢	maintain a ratio of net Total Indebtedness to the aggregate Fair Market Value (as defined in each credit facility) of our total fleet, current or future, of no more than 0.725 to 1.00.

We will also be required to maintain an aggregate fair market value of our financed vessels equal to 125% of the aggregate amount outstanding under each credit facility.

Our ability to comply with the covenants and restrictions contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross-default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our credit facilities are secured by our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

RESTRICTIONS IN OUR DEBT AGREEMENTS MAY PREVENT US FROM PAYING DISTRIBUTIONS.

Our payment of interest and, following the end of the relevant non-amortizing periods, principal on the debt will reduce cash available for distribution on our units. In addition, our credit facilities prohibit the payment of distributions if we are not in compliance with certain financial covenants or  upon the occurrence of an event of default or if the fair market value of our financed vessels is less than 125% of the aggregate amount outstanding under each of our credit facilities.

Events of default under our credit facilities include:

➢	failure to pay principal or interest when due;

➢
breach of certain undertakings, negative covenants and financial covenants contained in the credit facility, any related security document or guarantee or the interest rate swap agreements, including failure to maintain unencumbered title to any of the vessel owning subsidiaries or any of the assets of the vessel owning subsidiaries and failure to maintain proper insurance;

➢
any breach of the credit facility, any related security document or guarantee or the interest rate swap agreements (other than breaches described in the preceding two bullet points) if, in the opinion of the lenders, such default is capable of remedy and continues unremedied for 20 days after written notice of the lenders;

➢
any representation, warranty or statement made by us in the credit facility or any drawdown notice thereunder or related security document or guarantee or the interest rate swap agreements is untrue or misleading when made;

➢	a cross default of our other indebtedness of $5.0 million or greater or of the indebtedness of our subsidiaries of $750,000 or greater;

➢	we become, in the reasonable opinion of the lenders, unable to pay our debts when due;

➢
any of our or our subsidiaries’ assets are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of $1.0 million or more that is not discharged within 10 business days;

➢	an event of insolvency or bankruptcy;

➢	cessation or suspension of our business or of a material part thereof;

➢	unlawfulness, non-effectiveness or repudiation of any material provision of our credit facility, of any of the related finance and guarantee documents or of our interest rate swap agreements;

➢	failure of effectiveness of security documents or guarantee;

➢	the common units cease to be listed on the Nasdaq Global Market or on any other recognized securities exchange;

➢	any breach under any provisions contained in our interest rate swap agreements;

➢	termination of our interest rate swap agreements or an event of default thereunder that is not remedied within five business days;

➢	invalidity of a security document in any material respect or if any security document ceases to provide a perfected first priority security interest; or

➢
any other event that occurs or circumstance that arises in light of which the lenders reasonably consider that there is a significant risk that we will be unable to discharge our liabilities under the credit facility, related security and guarantee documents or interest rate swap agreements.

We anticipate that any subsequent refinancing of our current debt or any new debt could have similar or more onerous restrictions. For more information regarding our financing arrangements, please read our Current Report on Form 6-K filed August 29, 2008.

We currently derive all of our revenues from a limited number of customers, and the loss of any customer or charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, all of our revenues and cash flow from a limited number of customers. For the year ended December 31, 2007, BP Shipping Limited and Morgan Stanley Capital Group Inc. accounted for 58% and 24% of our revenues, respectively. For the year ended December 31, 2006, they accounted for 42% and 18% of the revenues of our predecessor, respectively, and Canterbury Tankers Inc., the charterer for the M/T Attikos, and Shell International Trading & Shipping Company Ltd., the charterer for the M/T Aristofanis, each represented 20% of the revenues of our predecessor. In January, June and August 2008 we took delivery of three newbuildings chartered to subsidiaries of Overseas Shipholding Group Inc. In April 2008, we took delivery of the M/T Aristofanis, which is chartered to Shell International Trading & Shipping Company Ltd., increasing the number of our customers for 2008 to five. We could lose a customer or the benefits of a charter if:

➢	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

➢	the customer exercises certain rights to terminate the charter or purchase the vessel;

➢
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

➢
a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Please read “Item 4: Business Overview—Our Charters” in our Annual Report.

If we lose a key charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. Until such time as the vessel is re-chartered, we may have to operate it in the spot market at charter rates which may not be as favorable to us as our current charter rates. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any replacement newbuilding would not generate revenues during its construction, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

The loss of any of our customers, time or bareboat charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings, our decision to cancel or our inability to otherwise complete the acquisitions of any newbuildings we may decide to acquire in the future, could harm our operating results and lead to the termination of any related charters.

Any newbuildings we may contract to acquire or order in the future could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues under any charters for the vessels. The shipbuilder could fail to deliver the newbuilding vessel or any other vessels we acquire or order as agreed, or Capital Maritime, or relevant third party, could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. For prolonged delays, the customer may terminate the time charter.

Our receipt of newbuildings could be delayed, canceled, or otherwise not completed because of:

➢	quality or engineering problems;

➢	changes in governmental regulations or maritime self-regulatory organization standards;

➢	work stoppages or other labor disturbances at the shipyard;

➢	bankruptcy or other financial crisis of the shipbuilder;

➢	a backlog of orders at the shipyard;

➢	political or economic disturbances in the country or region where the vessel is being built;

➢	weather interference or catastrophic event, such as a major earthquake or fire;

➢	the shipbuilder failing to deliver the vessel in accordance with our vessel specifications;

➢	our requests for changes to the original vessel specifications;

➢	shortages of or delays in the receipt of necessary construction materials, such as steel;

➢	our inability to finance the purchase of the vessel;

➢	a deterioration in Capital Maritime’s relations with the relevant shipbuilder; or

➢	our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results of operations and financial condition and our ability to make cash distributions.

We depend on Capital Maritime and its affiliates to assist us in operating and expanding our business.

Pursuant to a management agreement and an administrative services agreement between us and Capital Ship Management, Capital Ship Management provides significant commercial and technical management services (including the commercial and technical management of our vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to us. Please read “Item 7B: Related Party Transactions—Management Agreement” and “—Administrative Services Agreement” in our Annual Report. Our operational success and ability to execute our growth strategy will depend significantly upon Capital Ship Management’s satisfactory performance of these services. Our business will be harmed if Capital Ship Management fails to perform these services satisfactorily, if Capital Ship Management cancels either of these agreements, or if Capital Ship Management stops providing these services to us. We may also in the future contract with Capital Maritime for it to have newbuildings constructed on our behalf and to incur the construction-related financing. We would purchase the vessels on or after delivery based on an agreed-upon price.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Capital Maritime and its reputation and relationships in the shipping industry. If Capital Maritime suffers material damage to its reputation or relationships, it may harm our ability to:

➢	renew existing charters upon their expiration;

➢	obtain new charters;

➢	successfully interact with shipyards during periods of shipyard construction constraints;

➢	obtain financing on commercially acceptable terms; or

➢	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on continued growth in demand for refined products and crude oil and the continued demand for seaborne transportation of refined products and crude oil.

Our growth strategy focuses on expansion in the refined product tanker and crude oil shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for refined products and crude oil and the transportation of refined products and crude oil by sea, which could be negatively affected by a number of factors, including:

➢	fluctuations in the actual or projected price of refined products and crude oil;

➢	refining capacity and its geographical location;

➢
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

➢	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

➢	availability of new, alternative energy sources; and

➢	negative or deteriorating global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth.

Reduced demand for refined products and crude oil and the shipping of refined products or crude oil or the increased availability of pipelines used to transport refined products or crude oil, would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator further described below under “Our vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process”.

In addition to having to meet the stringent requirements set out by charterers, it is likely that we will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputation or experience than we do when we try to recharter our vessels. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term time charters or bareboat charters, our vessels will not be available for trading in the spot market during an upturn in the tanker market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters our results of operations and operating cash flow could be adversely affected.

Our vessels’ present and future employment could be adversely affected by an inability to clear the oil majors’ risk assessment process.

Shipping, and especially crude oil, refined product and chemical tankers have been, and will remain, heavily regulated. The so called “oil majors” companies, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

➢	office assessments of the vessel operator, including extensive annual office audits;

➢	the operator’s environmental, health and safety record;

➢	compliance with the standards of the International Maritime Organization (IMO), a United Nations agency that issues international trade standards for shipping;

➢	compliance with heightened industry standards that have been set by some energy companies;

➢	shipping industry relationships, reputation for customer service, technical and operating expertise;

➢	shipping experience and quality of ship operations, including cost-effectiveness;

➢	quality, experience and technical capability of crews;

➢	the ability to finance vessels at competitive rates and overall financial stability;

➢	relationships with shipyards and the ability to obtain suitable berths;

➢	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

➢	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

➢	competitiveness of the bid in terms of overall price.

Should Capital Maritime and Capital Ship Management not continue to successfully clear the oil majors’ risk assessment processes on an ongoing basis, our vessels’ present and future employment as well as our relationship with our existing charterers and our ability to obtain new charterers, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use our vessels in the future which would adversely affect our results of operations and cash flows. Please read “Item 4: Information on the Partnership—Major Oil Company Vetting Process” in our Annual Report for more information regarding this process.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we, or Capital Ship Management, our manager, may:

➢	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

➢	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

➢	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

➢	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

➢	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

➢	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

The vessels that currently make up our fleet, as well as the six vessels we may purchase from Capital Maritime under our omnibus agreement, have been, or will be, built in accordance with custom designs from three different shipyards, and the vessels from each respective shipyard are the same in all material respects. As a result, any latent defect discovered in one vessel will likely affect all of our vessels.

The vessels that make up our existing and contracted fleet, with the exception of the M/T Amore Mio II, as well as the six vessels in Capital Maritime’s fleet for which we have been granted a right of first offer, are, or will be, based on standard designs from Hyundai MIPO Dockyard Co., Ltd., South Korea, STX Shipbuilding Co., Ltd., South Korea and Baima Shipyard, China, and have been customized by Capital Maritime, in some cases in consultation with the charterers of the vessel, and are, or will be, uniform in all material respects. As a result, any latent design defect discovered in one of our vessels will likely affect all of our other vessels in that class. In addition, the remaining vessels we have agreed to acquire have, or will have, the same or similar equipment. As a result, any equipment defect discovered may affect all of our vessels. Any disruptions in the operation of our vessels resulting from defects could adversely affect our receipt of revenues under the charters for the vessels affected.

Certain design features in our vessels have been modified by Capital Maritime to enhance the commercial capability of our vessels and have not yet been tested. As a result, we may encounter unforeseen expenses, complications, delays and other unknown factors which could adversely affect our revenues.

Capital Maritime has modified certain design features in our vessels which have not yet been tested and as a result, they may not operate as intended. If these modifications fail to enhance the commercial capability of our vessels as intended or interfere with the operation of our vessels, we could face expensive and time-consuming design modifications, delays in the operation of our vessels, damaged customer relationships and harm to our reputation. Any disruptions in the operation of our vessels resulting from the design modifications could adversely affect our receipt of revenues under the charters for the vessels affected.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, such as the attacks that occurred in the United States on September 11, 2001, the bombings in Spain on March 11, 2004, the bombings in London on July 7, 2005, the current conflicts in Iraq and Afghanistan and other current and future conflicts may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

In addition, oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil and other refined products to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of oil and other refined products to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Our operations expose us to political and governmental instability, which could harm our business.

Our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. In particular, we derive a substantial portion of our revenues from shipping oil and oil products from politically unstable regions. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition to acts of terrorism, trading in this and other regions has also been subject, in limited instances, to piracy. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Marine transportation is inherently risky, and an incident involving significant loss of, or environmental contamination by, any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

➢	marine disasters;

➢	bad weather;

➢	mechanical failures;

➢	grounding, fire, explosions and collisions;

➢	piracy;

➢	human error; and

➢	war and terrorism.

An accident involving any of our vessels could result in any of the following:

➢	environmental damage, including potential liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

➢	death or injury to persons, loss of property;

➢	delays in the delivery of cargo;

➢	loss of revenues from or termination of charter contracts;

➢	governmental fines, penalties or restrictions on conducting business;

➢	higher insurance rates; and

➢	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our ability to pay distributions to our unitholders. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. In addition, certain of our vessels are under bareboat charters with BP Shipping Limited and subsidiaries of Overseas Shipholding Group Inc. Under the terms of these charters, the charterer provides for the insurance of the vessel and as a result these vessels may not be adequately insured and/or in some cases may be self-insured. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage.

The maritime transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration. Many of these requirements are designed to reduce the risk of oil spills, air emissions and other pollution, and to reduce potential negative environmental effects associated with the maritime industry in general. Our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990 (OPA 90) affects all vessel owners shipping oil or petroleum products to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault of owners, operators and bareboat charterers of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

In addition to complying with OPA 90, relevant U.S. Coast Guard regulations, IMO regulations, such as Annex IV and Annex VI to the International Convention for the Prevention of Pollution from Ships (MARPOL), EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

For example, draft amendments to revise the regulations of MARPOL regarding the prevention of air pollution from ships were agreed by the IMO Sub-Committee on Bulk Liquids and Gases (BLG) when it met for its 12th session. Following lengthy and technically challenging discussions in the Air Pollution Working Group, the Sub-Committee agreed a draft revised Annex VI to the MARPOL Convention and amendments to the NOx Technical Code. These proposed amendments were approved by the Marine Environment Protection Committee (MEPC) at its 57th session from March 31 to April 4, 2008. The amendments will be considered for formal adoption at MEPC 58 in October 2008. If approved, the amendments would then enter into force, under the tacit acceptance procedure, 16 months later, in March 2010, or on a date to be decided by the MEPC. Given the significant environmental, human health, and economic consequences of a decision on how best to further reduce emissions of sulphur oxide (SOx), nitrogen oxide (NOx) and particulate matter (PM) from ships, the Sub-Committee decided that relevant policy decisions should be taken at the Committee level and that its principal duty was to initiate such discussions.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade is expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases), ballast treatment and handling, etc. Currently, legislation and regulations that would require more stringent controls of air emissions from ocean-going vessels are pending at the federal and state level in the U.S. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

In addition, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. For example, the IMO has adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the BWM Convention), which calls for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will enter into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, 13 states, representing about 3.62% of the world’s merchant shipping tonnage, have ratified the BWM Convention. In the United States, ballast water management legislation has been enacted in several states, and federal legislation is currently pending in the U.S. Congress. The U.S. Environmental Protection Agency has also proposed a rule which would require commercial vessels to obtain a Clean Water Act permit regulating the discharge of ballast water and other discharges to U.S. waters. Significant expenditures for the installation of additional equipment or new systems on board our vessels may be required in order to comply with new regulations regarding ballast water management which may come into effect.

Other requirements may also come into force regarding the protection of endangered species which could lead to changes in the routes our vessels follow or in trading patterns generally and thus to additional capital expenditures. Furthermore, new environmental regulations are expected to come into effect following the agreement and execution of a G8 environmental agreement.

Additionally, as a result of marine accidents (such as the November 2002 oil spill from the motor tanker Prestige, a 26-year-old single-hull tanker and the December 2007 oil spill from the motor tanker Hebei Spirit in South Korea further to a collision (both vessels were owned by companies unrelated to us), we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future incidents may result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Please read “Item 4: Business Overview—Regulation” in our Annual Report and “Environmental and Other Regulations” below for a more detailed discussion of the regulations applicable to our vessels.

We have a limited history operating as a publicly traded entity.

We completed our IPO on the Nasdaq Global Market on April 3, 2007 and have a limited history operating as a publicly traded entity. As a publicly traded limited partnership, we are required to comply with the SEC’s reporting requirements and with corporate governance and related requirements of the U.S. Sarbanes-Oxley Act, the SEC and the Nasdaq Global Market, on which our common units are listed. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. As a newly public non−accelerated filer, we are subject to this requirement at the end of our fiscal year ending December 31, 2008. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will have to dedicate a significant amount of time and resources to ensure compliance with the regulatory requirements of Section 404. We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. We have incurred and will continue to incur significant legal, accounting and other expenses in complying with these and other applicable regulations. We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership taxed as a corporation for U.S. federal income tax purposes will include costs associated with annual reports to unitholders, tax returns, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and director compensation.

The crew employment agreements manning agents enter into on behalf of Capital Maritime or its affiliates may not prevent labor interruptions and the failure to renegotiate these agreements successfully in the future may disrupt our operations and adversely affect our cash flows.

The crew employment agreements that manning agents enter into on behalf of Capital Maritime or its affiliates may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to a failure to renegotiate employment agreements with our crew members successfully could disrupt our operations and could adversely affect our business, financial condition and results of operations.

A global economic slowdown could have a material adverse effect on our business, financial position and results of operations.

Oil has been one of the world’s primary energy sources for a number of decades. Global economic growth has been strong in recent years which has had a significant impact on shipping demand. However, such growth may not be sustained or the global economy may experience negative growth in the near future. Such an economic downturn may sharply reduce the demand for oil and refined petroleum products, and also potentially affect tanker demand. Even though our vessels are chartered under medium- or long-term charters, a negative change in global economic conditions will likely have a material adverse effect on our business, financial position, results of operations and ability to pay dividends, as well as our future prospects.

RISKS INHERENT IN AN INVESTMENT IN US

Capital Maritime and its affiliates may engage in competition with us.

Pursuant to the omnibus agreement that we and Capital Maritime have entered into, Capital Maritime and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire, own or operate medium-range tankers under time charters of two or more years without the consent of our general partner. The omnibus agreement, however, contains significant exceptions that may allow Capital Maritime or any of its controlled affiliates to compete with us, which could harm our business. Please read “Item 7B: Related Party Transactions—Omnibus Agreement—Noncompetition” in our Annual Report.

Unitholders have limited voting rights and our partnership agreement restricts the voting rights of unitholders owning 5% or more of our common units or subordinated units.

Holders of common units and subordinated units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders elect only four of the seven members of our board of directors and holders of subordinated units do not elect any members of the board. The elected directors will be elected on a staggered basis and will serve for three-year terms. Our general partner in its sole discretion has the right to appoint the remaining three directors and to set the terms for which those directors will serve. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner and our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class and a majority vote of our board of directors.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

Our general partner and its other affiliates own a controlling interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

As of August 20, 2008, Capital Maritime owned a 46.6% interest in us, including a 2% interest through its ownership of our general partner which effectively controls our day-to-day affairs consistent with policies and procedures adopted by and subject to the direction of our board of directors. Although our general partner and its affiliates and our directors have a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the officers of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to Capital Maritime. Furthermore, all of the officers of our general partner and certain of our directors are directors or officers of Capital Maritime and its affiliates, and as such they have fiduciary duties to Capital Maritime that may cause them to pursue business strategies that disproportionately benefit Capital Maritime or which otherwise are not in the best interests of us or our unitholders. Conflicts of interest may arise between Capital Maritime and its affiliates, including our general partner and its officers, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits the fiduciary duties of our general partner and our directors to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors” below. These conflicts include, among others, the following situations:

➢
neither our partnership agreement nor any other agreement requires our general partner or Capital Maritime or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Capital Maritime’s officers and directors have a fiduciary duty to make decisions in the best interests of the unitholders of Capital Maritime, which may be contrary to our interests;

➢	the executive officers of our general partner and three of our directors also serve as executive officers and/or directors of Capital Maritime;

➢
our general partner and our board of directors are allowed to take into account the interests of parties other than us, such as Capital Maritime, in resolving conflicts of interest, which has the effect of limiting their fiduciary duties to our unitholders;

➢
our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units or subordinated units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in the partnership agreement;

➢
our general partner and our board of directors will be involved in determining the amount and timing of our asset purchases and sales, capital expenditures, borrowings, and issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

➢
our general partner may have substantial influence over our board of directors’ decision to cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

➢	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

➢
our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf; and

➢	our general partner may exercise its right to call and purchase our common units or subordinated units if it and its affiliates own more than 80% of our common units or subordinated units.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Item 7B: Related Party Transactions” in our Annual Report.

We currently do not have any officers and expect to rely solely on officers of our general partner, who face conflicts in the allocation of their time to our business.

We do not currently expect our board of directors to exercise its power to appoint officers of Capital Product Partners L.P., and as a result, we expect to rely solely on the officers of our general partner, who are not required to work full-time on our affairs and who also work for affiliates of our general partner, including Capital Maritime. For example, our general partner’s Chief Executive Officer and Chief Financial Officer is also an executive officer of Capital Maritime. The affiliates of our general partner conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers of our general partner who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

➢
permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner in its individual capacity will be made by its sole owner, Capital Maritime. Specifically, pursuant to our partnership agreement, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units, general partner interest or incentive distribution rights or votes upon the dissolution of the partnership;

➢	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

➢
generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

➢
provides that neither our general partner and its officers nor our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

In order to become a limited partner of our partnership, a unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which Capital Ship Management will determine for services provided to us and certain of our subsidiaries, will be substantial, may fluctuate, and will reduce our cash available for distribution to you. Such fees and cost reimbursements may change upon the expiration of the management and administrative agreements currently in place.

We pay a fixed daily fee for an initial term of approximately five years from the time we take delivery of each vessel for services provided to us by Capital Ship Management, and we reimburse Capital Ship Management for all expenses it incurs on our behalf. The fixed daily fee to be paid to Capital Ship Management includes all costs incurred in providing certain commercial and technical management services to us, including vessel maintenance, crewing, purchasing and insurance and also includes the expenses for each vessel’s next scheduled special or intermediate survey, as applicable, and related drydocking. In addition to the fixed daily fees payable under the management agreement, Capital Ship Management is entitled to reasonable supplementary remuneration for extraordinary fees and costs of any direct and indirect expenses it incurs in providing these services which may vary from time to time. In addition, Capital Ship Management provides us with administrative services, including audit, legal, banking and insurance services, pursuant to an administrative services agreement with an initial term of five years from the date of our initial public offering, and we reimburse Capital Ship Management for all costs and expenses reasonably incurred by it in connection with the provision of those services. Costs for these services are not fixed and may fluctuate depending on our requirements.

Going forward, when we acquire new vessels or when the respective management agreements for our vessels expire, we will have to enter into new agreements with Capital Ship Management or a third party for the provision of the above services. It is possible that any such new agreement may not be on the same or similar terms as our existing agreements, and that the level of our operating costs may change following any such renewal. Any increase in the costs and expenses associated with the provision of these services by our manager in the future, such as the costs of crews for our time chartered vessels and insurance, will lead to an increase in the fees we will have to pay to Capital Ship Management under any new agreements we enter into. The payment of fees to Capital Ship Management and reimbursement of expenses to Capital Ship Management could adversely affect our ability to pay cash distributions.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Capital Maritime’s consent, unless Capital Maritime’s ownership share in us is decreased, all of which could diminish the trading price of our units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

➢
The unitholders will be unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class and a majority vote of our board of directors is required to remove the general partner. As of August 20, 2008 Capital Maritime owned a 46.6% interest in us, including a 2% interest through its ownership of our general partner.

➢
If our general partner is removed without “cause” during the subordination period and units held by our general partner and Capital Maritime are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

➢
Common unitholders elect only four of the seven members of our board of directors. Our general partner in its sole discretion has the right to appoint the remaining three directors. Subordinated unitholders do not elect any directors.

➢
Election of the four directors elected by common unitholders is staggered, meaning that the members of only one of three classes of our elected directors are selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

➢
Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

➢
Unitholders’ voting rights are further restricted by the partnership agreement provision providing that if any person or group, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of our board of directors, owns beneficially 5% or more of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, except for purposes of nominating a person for election to our board, determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote.

➢	We have substantial latitude in issuing equity securities without unitholder approval.

The effect of these provisions may be to diminish the price at which the common units or the subordinated units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. Any such change in control of our general partner may affect the way we and our operations are managed which could have a material adverse effect on our business, results of operations or financial condition and our ability to make cash distributions.

Substantial future sales of our units in the public market could cause the price of our units to fall.

We have granted registration rights to Capital Maritime and certain affiliates of Capital Maritime. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of August 20, 2008, Capital Maritime owned the 2,499,129 common units and 8,805,522 subordinated units registered herein and certain incentive distribution rights. Following their registration and sale under the applicable registration statement, the subordinated units or common units will become freely tradeable. By exercising their registration rights and selling a large number of common units, subordinated units or other securities, these unitholders could cause the price of our common units or subordinated units to decline.

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities, including securities to Capital Maritime. In particular, we have financed a portion of the purchase price of the non-contracted vessel we acquired from Capital Maritime during the first quarter of 2008 through the issuance of additional common units to Capital Maritime.

The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

➢	our unitholders’ proportionate ownership interest in us will decrease;

➢	the amount of cash available for distribution on each unit may decrease;

➢
because a lower percentage of total outstanding units will be subordinated units if we issue additional common units, the risk that a shortfall in the payment of the quarterly distribution will be borne by our common unitholders will increase;

➢	the relative voting strength of each previously outstanding unit may be diminished; and

➢	the market price of the units may decline.

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves will also affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter our board of directors is required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.” Our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units or subordinated units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units or 80% of the subordinated units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units or subordinated units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units or subordinated units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units.

As of August 20, 2008, Capital Maritime, an affiliate of our general partner, owned 15.6% of our common units and 100% of our subordinated units. At the end of the subordination period, assuming no further issuances of common units or subordinated units, conversion of our subordinated units into common units and no sales or transfers of common units or subordinated units by Capital Maritime, Capital Maritime will own 46.6% of the common units, including its 2% ownership interest in our general partner.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “The Partnership Agreement—Limited Liability” in our Annual Report for a discussion of the implications of the limitations on liability to a unitholder.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement will allow us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings” in our Current Report on Form 6-K filed August 29, 2008.

Increases in interest rates may cause the market price of our units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general, and in particular for yield based equity investments such as our common and subordinated units. Any such increase in interest rates or reduction in demand for our units resulting from other relatively more attractive investment opportunities may cause the trading price of our units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our office in Greece. In addition, our general partner is a Marshall Islands limited liability company and its directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

TAX RISKS

In addition to the following risk factors, you should read “Material U.S. federal income tax consequences” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our units.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and projected method of operation, and on opinion of counsel, we do not believe that we were a PFIC for our 2006 or 2007 taxable years nor do we expect to become a PFIC with respect to any other taxable year. We have received an opinion from our counsel, Cravath, Swaine & Moore LLP dated August 29, 2008 that (1) the income we receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25% of our gross income for each taxable year after our initial taxable year and assets engaged in time charters exceed 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided by us regarding our assets, income and charters to our counsel, and its validity is conditioned on the accuracy of such representations and projections. At the time of this prospectus, 12 out of the 18 vessels in our fleet are engaged in time chartering activities and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. However, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept this position. The remainder of our fleet is engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. holders PFIC Status and Significant Tax Consequences”.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of previously proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual unitholders (and certain other U.S. unitholders). In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions”.

In addition, previously proposed legislation would deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country that has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on entities organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates of federal income tax discussed under “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions” may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced and enacted.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel-owning or chartering corporation that is attributable to transportation that both begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income generally is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

We have received an opinion of counsel that, based on certain assumptions and representations, we and each of our subsidiaries will qualify for this statutory tax exemption, and we will take this position for U.S. federal income tax return reporting purposes. See “Material U.S. Federal Income Tax Considerations”. However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our conclusion as well as that of our counsel, Cravath, Swaine & Moore LLP that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organization structure such as ours. Although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Therefore, we can give no assurances that the IRS will not take a different position regarding our qualification, or the qualification of any of our subsidiaries, for this tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries generally would be subject for those years to a 4% U.S. federal gross income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

You may be subject to income tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require you to file a tax return with and pay taxes to those countries.

We intend that our affairs and the business of each of our controlled affiliates will be conducted and operated in a manner that minimizes income taxes imposed upon us and these controlled affiliates or which may be imposed upon you as a result of owning our units. However, because we are organized as a partnership, there is a risk in some jurisdictions that our activities and the activities of our subsidiaries may be attributed to our unitholders for tax purposes and, thus, that you will be subject to tax in one or more non-U.S. countries, including Greece, as a result of owning our units if, under the laws of any such country, we are considered to be carrying on business there. If you are subject to tax in any such country, you may be required to file a tax return with and to pay tax in that country based on your allocable share of our income. We may be required to reduce distributions to you on account of any withholding obligations imposed upon us by that country in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur.

We believe we can conduct our activities in a manner so that our unitholders should not be considered to be carrying on business in Greece solely as a consequence of the acquisition, holding, disposition or redemption of our units. However, the question of whether either we or any of our controlled affiliates will be treated as carrying on business in any country, including Greece, will largely be a question of fact determined through an analysis of contractual arrangements, including the management agreement and the administrative services agreement we will enter into with Capital Ship Management, and the way we conduct business or operations, all of which may change over time. The laws of Greece or any other foreign country may also change, which could cause the country’s taxing authorities to determine that we are carrying on business in such country and are subject to its taxation laws. Any foreign taxes imposed on us or any subsidiaries will reduce our cash available for distribution.

Use of proceeds

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from our sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

➢	acquisitions;

➢	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

➢	funding working capital or capital expenditures.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

Price range of common units

Our common units started trading on the Nasdaq Global Market under the symbol “CPLP” on March 30, 2007. The following table sets forth the high and low market prices in U.S. Dollars for our common units for each of the periods indicated.

	High	Low
Year Ended:
December 31, 2007*	$32.50	$20.80
Quarter Ended:
September 30, 2008	20.50	5.51
June 30, 2008	22.07	18.40
March 31, 2008	24.93	16.35
December 31, 2007	27.75	20.80
Month Ended:
September 30, 2008	16.33	5.51
August 31, 2008	17.94	14.78
July 31, 2008	20.50	15.68
June 30, 2008	21.00	18.40
May 31, 2008	22.07	19.50
April 30, 2008	21.03	18.54
________
* Period commenced on March 30, 2007.

Description of the common units

THE UNITS

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read the sections “Cash Distributions” herein and “How We Make Cash Distributions” in the prospectus included in our registration statement on Form F-1 filed with the SEC on March 19, 2007 and incorporated by reference in our Annual Report. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” in such prospectus.

TRANSFER AGENT AND REGISTRAR

Duties

The Bank of New York will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by common unitholders:

➢	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

➢	special charges for services requested by a holder of a common unit; and

➢	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

➢	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

➢	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

➢
gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Description of the subordinated units

The subordinated units represent a separate class of limited partner interests in us, and the rights of holders of subordinated units to participate in distributions to partners differ from, and are subordinated to, the rights of the holders of common units. For any given quarter, any available cash will first be distributed to the general partner and to the holders of common units, until the holders of common units have received the minimum quarterly distribution plus any arrearages, and then will be distributed to the holders of subordinated units.

For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read the sections “Cash Distributions” herein and “How We Make Cash Distributions” in the prospectus included in our registration statement on Form F-1 filed with the SEC on March 19, 2007 and incorporated by reference in our Annual Report. For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement” in such prospectus.

SUBORDINATION PERIOD

During the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3750 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

DEFINITION OF SUBORDINATION PERIOD

Except as described below under “—Early Termination of Subordination Period”, the subordination period will extend until the first day of any quarter, beginning after March 31, 2011, that each of the following tests are met:

➢
distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

➢
the adjusted operating surplus (as defined in our partnership agreement) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2.0% general partner interest during those periods; and

➢	there are no arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before March 31, 2011.

EARLY TERMINATION OF SUBORDINATION PERIOD

The subordination period will automatically terminate and the subordinated units will convert into common units on a one-for-one basis if the following tests are met:

➢
distributions of available cash from operating surplus (as defined in our partnership agreement) on each of the outstanding common units, subordinated units and general partner units equaled or exceeded $2.25 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding the date of determination; and

➢
the adjusted operating surplus (as defined in our partnership agreement) generated during the four-quarter period immediately preceding the date of determination equaled or exceeded the sum of a distribution of $2.25 per unit (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units, subordinated units and general partner units on a fully diluted basis; and

➢	there are not arrearages in payment of the minimum quarterly distribution on the common units.

For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance and replacement capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

EFFECT OF EXPIRATION OF THE SUBORDINATION PERIOD

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

➢	the subordination period will end and each subordinated unit will immediately convert into one common unit;

➢	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

➢	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION PERIOD

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

➢
first, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

➢
second, 98% to the common unitholders, pro rata, and 2.0% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

➢
third, 98% to the subordinated unitholders, pro rata, and 2.0% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

➢	thereafter, in the manner described in “Cash Distributions—Incentive Distribution Rights” and “—Percentage Allocations of Available Cash From Operating Surplus.”

The preceding paragraph is based on the assumption that our general partner maintains its 2.0% general partner interest and that we do not issue additional classes of securities.

Cash distributions

RATIONALE FOR OUR CASH DISTRIBUTION POLICY

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

LIMITATIONS ON CASH DISTRIBUTIONS AND OUR ABILITY TO CHANGE OUR CASH DISTRIBUTION POLICY

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

➢
Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

➢
While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended.

➢
Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and the establishment of any reserves for the prudent conduct of our business.

➢	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

➢
We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

➢
Our distribution policy will be affected by restrictions on distributions under our revolving credit facilities which contain material financial tests and covenants that must be satisfied. Should we be unable to satisfy these restrictions included in our credit facilities or if we are otherwise in default under the credit agreements, our ability to make cash distributions to our unitholders, notwithstanding our stated cash distribution policy, would be materially adversely affected.

➢
If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

➢
If the ability of our subsidiaries to make any distribution to us is restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws or any other laws and regulations, our ability to make distributions to our unitholders may be restricted.

QUARTERLY DISTRIBUTIONS

Our unitholders are entitled under our partnership agreement to receive a quarterly distribution to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. Although we intend to continue to make strategic acquisitions and to take advantage of our unique relationship with Capital Maritime in a prudent manner that is accretive to our unitholders and to long-term distribution growth there is no guarantee that we will pay a quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement and other factors. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under the terms of  our credit facilities.

Following the completion of our IPO on April 3, 2007, the following cash distributions have been declared and paid:

Distributions for Quarter Ended	Amount of Cash Distributions	Cash Distributions per Unit
Jun. 30, 2007*	$8.3 million	$0.3626 per unit
Sep. 30, 2007	$8.8 million	$0.385 per unit
Dec. 31, 2007	$9.0 million	$0.395 per unit
Mar. 31, 2008	$10.1 million	$0.400 per unit
Jun. 30, 2008	$ 10.4 million	$0.410 per unit
________
* Prorated for the period from April 4, 2007 to June 30, 2007.

SUBORDINATION PERIOD

During the subordination period applicable to the subordinated units registered herein, the common units have the right to receive quarterly distributions of available cash from operating surplus, plus any arrearages in the payment of the quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

INCENTIVE DISTRIBUTION RIGHTS

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2017. Any transfer by our general partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

PERCENTAGE ALLOCATIONS OF AVAILABLE CASH FROM OPERATING SURPLUS

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner

Minimum Quarterly Distribution	$0.3750	98%	2%
First Target Distribution	up to $0.4313	98%	2%
Second Target Distribution	above $0.4313 up to $0.4688	85%	15%
Third Target Distribution	above $0.4688 up to $0.5625	75%	25%
Thereafter	above $0.5625	50%	50%

Material U.S. federal income tax considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Cravath, Swaine & Moore LLP, our U.S. counsel, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. The opinion of our counsel is dependent on the accuracy of representations made by us to them, including descriptions of our operations contained herein.

This discussion is based upon provisions of the Code as currently in effect, Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references to this section to “we”, “our” or “us” are references to Capital Product Partners L.P.

The following discussion does not comment on all aspects of U.S. federal income taxation which may be important to particular unitholders in light of their individual circumstances, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the units as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our units, the tax treatment of a partner thereof will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our units, you should consult your tax advisor.

No ruling has been or will be requested from the Internal Revenue Service (or the IRS) regarding any matter affecting us or prospective unitholders. The opinions and statements made here may not be sustained by a court if contested by the IRS.

This discussion does not contain information regarding any U.S. state or local, estate or alternative minimum tax considerations concerning the ownership or disposition of our units. Each prospective unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of our units.

TAXATION OF THE PARTNERSHIP

Election to be Taxed as a Corporation

We have elected to be taxed as a corporation for U.S. federal income tax purposes. As such, among other consequences, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below. As a corporation, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income

We expect that substantially all of our gross income will continue to be attributable to the transportation of crude oil and related oil products. For this purpose, gross income attributable to transportation (or “Transportation Income”) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter or bareboat charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or “U.S. Source International Transportation Income”) will be considered to be 50.0% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or “U.S. Source Domestic Transportation Income”) will be considered to be 100.0% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, we do not expect to have U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, as well as give rise to U.S. Source Domestic Transportation Income, all of which could be subject to U.S. federal income taxation, unless the exemption from U.S. taxation under Section 883 of the Code (or the “Section 883 Exemption”) applies.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the “Section 883 Regulations”), it will not be subject to the net basis and branch taxes or 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other matters, we meet the following three requirements:

➢	We are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (an “Equivalent Exemption”);

➢	We satisfy the “Publicly Traded Test” (as described below); and

➢	We meet certain substantiation, reporting and other requirements.

The Publicly Traded Test requires that one or more classes of equity representing more than 50.0% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if the number of units of each class of equity that are traded during any taxable year on all established securities markets in that country exceeds the number of units in each such class that are traded during that year on established securities markets in any other single country. Equity of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of equity of the corporation that, in the aggregate, represent more than 50.0% of the combined vote and value of the non-U.S. corporation are listed on such market and certain trading volume requirements are met or deemed met as described below. For this purpose, if one or more “5.0% unitholders” (i.e., a unitholder holding, actually or constructively, at least 5.0% of the vote and value of a class of equity) own in the aggregate 50.0% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market (the “Closely Held Block Exception”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test.

Since our common units will only be traded on the Nasdaq Global Market, which is considered to be an established securities market, our common units will be deemed to be “primarily traded” on an established securities market. In addition, we have received the opinion of Cravath, Swaine & Moore LLP dated August 29, 2008 that our common units will represent more than 50.0% of our vote and, assuming that they represent more than 50% of our value, will be considered to be “regularly traded” on an established securities market. We believe that our common units represent more than 50% of our value and intend to take that position. These conclusions, however, are based upon legal authorities which do not expressly contemplate an organization structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, for corporate law purposes we are organized as a limited partnership under Marshall Islands law and our general partner will be responsible for managing our business and affairs and has been granted certain veto rights over decisions of our board of directors. Accordingly, it is possible that the IRS could assert that our common units do not meet the “regularly traded” test.

Provided our common units are treated as representing more than 50.0% of our vote and value, we believe we will meet the trading volume requirements described previously because the pertinent regulations provide that trading volume requirements will be deemed to be met with respect to a class of equity traded on an established securities market in the United States where, as will be the case for our common units, the units are regularly quoted by dealers who regularly and actively make offers, purchases and sales of such common units to unrelated persons in the ordinary course of business.

In addition, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exemption, because our partnership agreement provides that the voting rights of any 5.0% unitholders are limited to a 4.9% voting interest in us regardless of how many common units are held by that 5.0% unitholder. Thus, although the matter is not free from doubt, we believe that we will satisfy the Publicly Traded Test. Should any of the facts described above cease to correct, our ability to satisfy the test will be compromised.

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States (or “Effectively Connected Income”) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35.0%). In addition, a 30.0% branch profits tax imposed under Section 884 of the Code also would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.

MARSHALL ISLANDS TAXATION

Based on the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the law of the Republic of The Marshall Islands, because we, our operating subsidiary and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of The Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiary and our controlled affiliates to us will not be subject to Marshall Islands taxation.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

As used herein, the term U.S. Holder means a beneficial owner of our units that:

➢
is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes), a corporation or other entity organized under the laws of the United States or its political subdivisions and classified as a corporation for U.S. federal income tax purposes, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust;

➢	owns the units as a capital asset, generally, for investment purposes, and

➢	owns less than 10% of our units for United States federal income tax purposes.

Distributions

Subject to the discussion of the rules applicable to passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our units to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its units on a dollar-for-dollar basis and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our units to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates (through 2010) provided that: (i) our units are readily tradable on an established securities market in the United States (such as the Nasdaq Global Market on which our units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the units for more than 60 days in the 121-day period beginning 60 days before the date on which the units become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning January 1, 2011 or later will be taxed at rates applicable to ordinary income.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a unit if the amount of the dividend is equal to or in excess of 10 percent of a unitholder’s adjusted basis (or fair market value in certain circumstances) in such unit. If we pay an “extraordinary dividend” on our units that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such units will be treated as long-term capital loss to the extent of the amount of such dividend.

In addition, under previously proposed legislation, the preferential rate of federal income tax currently imposed on qualified dividend income would be denied with respect to dividends received form a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted the preferential tax rates imposed on qualified dividend income may no longer be applicable to dividends received from us. Any dividends paid on our shares that are not eligible for the preferential rate will be taxed as ordinary income to a U.S. Individual Holder. As of the date hereof, it is not possible to predict with any certainty whether this previously proposed legislation will be reintroduced or enacted.

Sale, Exchange or Other Disposition of Units

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such units. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Conversion of Subordinated Units

In general, a U.S. Holder of subordinated units will not recognize gain or loss upon the conversion of subordinated units into common units. If a U.S. Holder receives cash in lieu of a fractional common or retained subordinated unit upon conversion, such distribution of cash will generally be treated as if the U.S. Holder has sold such fractional share for cash. For the tax consequences of such sale, see “Sale, Exchange or Other Disposition of Units” above. The U.S. Holder’s holding period for these common units will include the holding period for the corresponding converted subordinated units.

PFIC Status and Significant Tax Consequences

Special and adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. entity taxed as a corporation and classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our units, either:

➢
at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

➢
at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we were a PFIC for our 2006 or 2007 taxable years nor do we expect to become a PFIC with respect to any other taxable year. We have received an opinion from our U.S. counsel, Cravath, Swaine & Moore LLP dated August 29, 2008 that (1) the income we currently receive from time chartering activities and assets engaged in generating such income should not be treated as passive income or assets, respectively, and (2) so long as our income from time charters exceeds 25% of our gross income for each taxable year after our initial taxable year and assets engaged in time charters exceed 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC. This opinion is based on representations and projections provided by us regarding our assets, income and charters to our counsel, and its validity is conditioned on the accuracy of such representations and projections.

Although there is no legal authority directly on point, and we are not obtaining a ruling from the IRS on this issue, our counsel’s opinion is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels we or our subsidiaries own that are subject to time charters, should not constitute passive assets for purposes of determining whether we were a PFIC. As of the date of this prospectus 12 of our 18 vessels are engaged in time chartering activities and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as nonpassive assets. The remainder of our fleet will be engaged in activities that may be characterized as passive for PFIC purposes and the income from that portion of our fleet may be treated as passive income for PFIC purposes. Our counsel believes that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund”, which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our units, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder”, the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the units and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our units. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing one copy of IRS Form 8621 with his U.S. federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the units at the end of the taxable year over such holder’s adjusted tax basis in the units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his units would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our units would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders not making a timely QEF or mark-to-market election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our units in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the units), and (2) any gain realized on the sale, exchange or other disposition of our units. Under these special rules:

➢	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the units;

➢	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

➢
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. FEDERAL INCOME TAXATION OF NON-U.S. HOLDERS

A beneficial owner of our units (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units and Conversion of Subordinated Units

The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our units is generally the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our units if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements. Non-U.S. holders will generally not be subject to U.S. federal income taxation upon the conversion of the subordinated units into common units. If the unitholder receives cash in lieu of a fractional common or retained subordinated unit upon conversion, such distribution of cash will generally be treated as if the unitholder has sold such fractional share for cash and have the U.S. federal income tax consequences described above.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of our units to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

➢	fails to provide an accurate taxpayer identification number;

➢	is notified by the IRS that he has failed to report all interest or corporate distributions required to be shown on its U.S. federal income tax returns; or

➢	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or  W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against his liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.

Non-United States tax consequences

MARSHALL ISLANDS TAX CONSEQUENCES

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and is applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our units, and you will not be required by the Marshall Islands to file a tax return relating to the units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of him.

Environmental and other regulations

Our operations and our status as an operator and manager of ships are significantly regulated by international conventions, (i.e., SOLAS, MARPOL), Class requirements, U.S. federal, state and local and foreign health, safety and environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (“SOLAS”) amendments, as well as other regulations, all as described in our Annual Report.

You should carefully review the information described below in addition to the information on and discussion of the various ways in which governmental regulation affects the operation of our vessels beginning on page 34 of our Annual Report.

UNITED STATES

The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under the more recent OPA 90 and CERCLA, discussed in our Annual Report. The U.S. Environmental Protection Agency (the “EPA”) had exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 30, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The District Court’s decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

In June 2008, the EPA proposed rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels. Under the proposed rules, commercial vessels would be required to obtain a Clean Water Act permit regulating such discharges. The proposed permit would incorporate current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and would provide technology-based and water-quality based limits for other discharges, such as deck runoff, bilge water and gray water. Administrative provisions, such as monitoring, recordkeeping and reporting requirements, would also be included. Until the EPA promulgates final rules, we can not predict the effect of the pending rulemaking on our operations, However, as a result of these court decisions,  we ultimately will be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering U.S. waters.

Profit sharing arrangements

Morgan Stanley Profit Sharing. Further to an agreement reached on July 28, 2008 which will take effect retroactively as of June 1, 2008, the profit sharing arrangements for our vessels time chartered with Morgan Stanley Capital Group Inc. are calculated according to the two-step process set out below. Initially, a weighted average of two indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading is calculated and settled quarterly. Specifically, the calculation is based on the performance of the transatlantic route (TC2) and the Caribbean-US route (TC3) at certain predetermined weights. If the weighted average time charter equivalent (“TCE”) is less than or equal to the basic hire rate, then we receive the basic hire rate only. If the weighted average TCE exceeds the basic hire rate, then we receive the basic hire rate plus 50% of the excess. In addition, we have the right to access the charterer’s annual results of operations for each vessel, and, if these show that the vessel has earned more than the calculation above, we receive 50% of the vessel’s actual profits less any profits already received. If the annual results of operations for each vessel do not exceed the estimated profit calculation based on the two routes then no additional payments are made. With the exception of the profit share arrangement for the M/T Assos, where 1.25% commission is deducted from the gross profit share amount, no commissions are payable on revenues derived from our profit shares. Annual results of operations from the charterer are to be presented by December 31 of each year for the period commencing December 1 of the previous year to November 30 of the year in question, with the exception of the fiscal year from December 1, 2007 to November 30, 2008 for which annual results of operations will be settled bi-annually.

BP Profit Sharing. With the exception of the M/T Amore Mio II, our profit sharing arrangements for our vessels time chartered with BP Shipping Limited are based on the calculation of the TCE according to the “last to next” principle. Actual voyage revenues earned and received, actual expenses incurred and actual time taken to perform the voyage are used for the purpose of the calculation. The charterer is obliged to provide us with a copy of each fixture note and all reasonable documentation with respect to items of cost and earnings referring to each voyage within every calculation period, as well as with a statement listing actual voyage results for voyages completed and estimated results for any voyage not completed at the time of settlement. When actual revenue and/or expenses have not been settled, BP Shipping Limited’s estimates apply but remain subject to adjustment upon closing of actual accounts. If the average daily TCE is less than or equal to the basic gross hire rate, then we receive the basic net hire rate only. If the average daily TCE exceeds the basic gross hire rate, then we receive the basic net hire rate plus 50% of the excess over the gross hire rate. In addition to the 1.25% commission we pay on the gross charter rate for each vessel, the relevant ship broker is also entitled to an additional 1.25% commission on the amount of profit share received from the M/T Agisilaos, the M/T Arionas, the M/T Axios and the M/T Amore Mio II. In the case of the M/T Amore Mio II, the calculation of the profit share is based on the weighted monthly average of two indices published daily by the Baltic Exchange based on specific routes and cargo sizes representative of the vessel’s trading. The profit share with BP Shipping Limited is calculated and settled quarterly, except for the profit share for the M/T Amore Mio II, which is calculated and settled monthly.

TCE rate is a shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts. TCE is expressed as per ship per day rate and is calculated as voyage and time charter revenues less voyage expenses during a period divided by the number of operating days during the period, which is consistent with industry standards.

Please read “Item 4: Business Overview—Our Fleet” in our Annual Report, including the chart and accompanying notes, for more information on our time charters, including expected expiration dates and daily charter rates.

Selling unitholder

This prospectus covers the offering for resale of up to 11,304,651 common units (including 8,805,522 common units issuable upon conversion of subordinated units) and 8,805,522 subordinated units, by Capital Maritime, the selling unitholder.

The following table sets forth information relating to the selling unitholder’s beneficial ownership of our subordinated units and common units as of the date of this prospectus:

Name of Selling Unitholder	Number of Common Units Owned	Number of Subordinated Units Owned
Capital Maritime	2,499,129	8,805,522

The applicable prospectus supplement will set forth, with respect to the selling unitholder:

➢
the nature of the material relationship that the selling unitholder will have had within the prior three years with us or any of our affiliates, if not already described in our Annual Report, in the prospectus included in our registration statement on Form F-1 filed with the SEC on March 19, 2007 and incorporated by reference in our Annual Report, or herein;

➢	the number of subordinated units and common units, if any, owned by the selling unitholder prior to the offering;

➢	the number of subordinated units and common units, if any, to be offered for the selling unitholder’s account; and

➢	the number and the percentage of the outstanding subordinated units and common units to be owned by the selling unitholder after the completion of the offering.

Plan of distribution

We may sell the securities offered by this prospectus and applicable prospectus supplements:

➢	through underwriters or dealers;

➢	through agents;

➢	directly to purchasers; or

➢	through a combination of any such methods of sale.

If underwriters are used to sell securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that connection, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the U.S. Securities Act of 1933.

The applicable prospectus supplement relating to the securities will set forth, among other things:

➢	the offering terms, including the name or names of any underwriters, dealers or agents;

➢	the purchase price of the securities and the proceeds to us from such sale;

➢	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

➢	any initial public offering price;

➢	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers;

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the Nasdaq Global Market:

➢	at a fixed price or prices that may be changed;

➢	at market prices prevailing at the time of sale;

➢	at prices related to such prevailing market prices; or

➢	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

Service of process and enforcement of civil liabilities

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in The City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011, to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, our general partner’s officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us, our directors, our general partner or our general partner’s officers in original actions brought in the Marshall Islands, based on these laws.

Legal matters

The validity of the common units and the subordinated units and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York. Cravath, Swaine & Moore LLP may rely on the opinion of Watson, Farley & Williams (New York) LLP for all matters of Marshall Islands law.

Experts

The consolidated and predecessor combined financial statements incorporated in this Prospectus by reference from Capital Product Partners L.P.’s Annual Report on Form 20-F for the year ended December 31, 2007 and the supplemental consolidated and predecessor combined financial statements reflecting the retroactive adjustment of the financial statements included in Capital Product Partners L.P.’s Form 20-F for the year ended December 31, 2007, incorporated in this Prospectus by reference from Capital Product Partners L.P.’s Form 6-K dated August 29, 2008, have been audited by Deloitte, Hadjipavlou Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference and which reports (1) express an unqualified opinion on the consolidated and predecessor combined financial statements and includes explanatory paragraphs relating to the formation of Capital Product Partners L.P. and retroactive adjustment to previously issued predecessor financial statements resulting from transactions between entities under common control and (2) express an unqualified opinion on the supplemental consolidated and predecessor combined financial statements and includes explanatory paragraphs relating to the formation of Capital Product Partners L.P. and retroactive adjustments to previously issued predecessor financial statements resulting from transactions between entities under common control. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Expenses

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering.

U.S. Securities and Exchange Commission registration fee	$18,583
Financial Industry Regulatory Authority filing fee	*
The Nasdaq Global Market listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving costs	*
Transfer agent fees and other	*
Miscellaneous	*
Total	$18,583
________
* Amounts to be provided in a prospectus supplement or in a Current Report on Form 6-K subsequently incorporated by reference into this prospectus.